Exhibit (a)(1)(A)

Offer To Purchase

All Outstanding Shares of Common Stock

of

IMAGO BIOSCIENCES, INC.

at

$36.00 Per Share, in Cash

by

M-INSPIRE MERGER SUB, INC.,

a wholly owned subsidiary of

MERCK SHARP & DOHME LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON JANUARY 10, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

M-Inspire Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Merck Sharp & Dohme LLC, a New Jersey limited liability company (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Imago BioSciences, Inc., a Delaware corporation (“Imago”), at a purchase price of $36.00 per Share (the “Offer Price”), to the seller in cash, without interest and subject to deduction for any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with this Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 19, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Imago, Parent and Merger Sub, pursuant to which, after the consummation of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will merge with and into Imago, upon the terms and subject to the conditions set forth in the Merger Agreement, with Imago continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”). The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and will be effected by Merger Sub and Imago without a stockholder vote pursuant to the DGCL as soon as practicable following the consummation of the Offer.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Imago or Shares owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time and (ii) Shares outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demand, appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, and subject to deduction for any required tax withholding (the “Merger Consideration”). As of the Effective Time, all options to purchase Shares granted under an Imago equity plan that are outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and the holder of each such stock option that has an exercise price per Share that is less than the Merger Consideration will be entitled to receive, in consideration for the cancellation of such stock option, an amount in cash (without interest and subject to deduction for any required tax withholding) equal to the product of (i) the total number of Shares subject to such stock option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of the Merger Consideration over the applicable exercise price per Share under such stock option.

Under no circumstances will interest be paid on the purchase price for the Shares or Imago stock options, including by reason of any extension of the Offer or any delay in making payment for Shares or Imago stock options.

The Offer is subject to the conditions set forth in Section 15—“Conditions of the Offer,” including (i) there having been validly tendered, and not validly withdrawn, that number of Shares that, when added to the Shares then owned beneficially by Parent or any of its subsidiaries, would represent at least one Share more than 50% of the number of Shares then issued and outstanding as of the expiration of the Offer; (ii) the termination or expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in respect of the transactions under the Merger Agreement; (iii) no judgment, order, injunction, rule or decree will have been issued (and still be in effect) by any governmental entity of competent jurisdiction preventing the consummation of the Offer or the Merger, and no law will have been enacted or deemed applicable to the Offer or the Merger (and still be in effect) by any governmental entity that prohibits or makes illegal the consummation of the Offer or the Merger; and (iv) there is not instituted, pending or threatened any action by any governmental entity seeking any Non-Required Remedy (as defined in Section 11—“The Merger Agreement; Other Agreements—Standard of Efforts”). The Offer is not subject to any financing condition.

The Board of Directors of Imago has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Imago and its stockholders; (ii) declared that it is advisable for Imago to enter into the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (iii) approved the execution, delivery and performance by Imago of the Merger Agreement and consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) elected to consummate the Merger pursuant to Section 251(h) of the DGCL; and (v) recommended that Imago’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page 1 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you wish to tender all or a portion of your Shares to Merger Sub pursuant to the Offer, you must either (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) together with certificates representing the Shares tendered, if applicable, or follow the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” with respect to Shares held in “street” name, or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to the Merger Sub before the expiration of the Offer.

Questions and requests for assistance should be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

Neither the Offer nor the Merger has been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the Merger or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful and a criminal offense.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (877) 750-0666

Banks and Brokers may call collect: (212) 750-5833

i

SUMMARY TERM SHEET

M-Inspire Merger Sub, Inc. (“Merger Sub”), a Delaware corporation, is a wholly owned subsidiary of Merck Sharp & Dohme LLC (“Parent”), a New Jersey limited liability company. Merger Sub is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (individually, a “Share” and collectively, the “Shares”), of Imago BioSciences, Inc. (“Imago”), for $36.00 per Share (the “Offer Price”), to the seller in cash, without interest and subject to deduction for any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and the Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 19, 2022, by and among Parent, Merger Sub and Imago (the “Merger Agreement”), which provides, among other things, that as soon as practicable following the consummation of the Offer, and without a vote of the stockholders of Imago in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Merger Sub will merge with and into Imago (the “Merger”), with Imago continuing as the surviving corporation and a wholly owned subsidiary of Parent. The following are answers to certain questions that you, as a stockholder of Imago, may have about the Offer. The information contained in this Summary Term Sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. This Summary Term Sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Imago contained in this Summary Term Sheet and elsewhere in this Offer to Purchase has been provided to Parent and Merger Sub by Imago or has been taken from, or is based upon, publicly available documents or records of Imago on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Merger Sub have not independently verified the accuracy and completeness of such information.

Securities Sought	Subject to certain conditions, as described in Section 15—“Conditions of the Offer,” including the satisfaction of the Minimum Condition (as defined below in this Summary Term Sheet), all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Imago.

Price Offered Per Share	$36.00, to the seller in cash, without interest and subject to deduction for any required tax withholding.

Scheduled Expiration of Offer	One minute after 11:59 p.m., Eastern time, on January 10, 2023, unless the Offer is otherwise extended or earlier terminated.

Merger Sub	M-Inspire Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Merck Sharp & Dohme LLC.

Imago Board Recommendation	The Board of Directors of Imago (the “Imago Board”) unanimously recommends that the holders of Shares tender their Shares pursuant to the Offer.

Who is offering to buy my securities?

M-Inspire Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent, which was formed solely for the purpose of facilitating an acquisition of Imago by Parent, is offering to buy all Shares at a price per share of $36.00, to the seller in cash, without interest and subject to deduction for any applicable tax withholding. Parent is a wholly owned subsidiary of Merck & Co., Inc., a New Jersey corporation (“Merck”), which is a global health care company that delivers innovative health solutions through its prescription medicines, vaccines, biologic therapies and animal health products. Merck’s operations are principally managed on a products basis and include two operating segments, which are the pharmaceutical and animal health segments, both of which are reportable segments.

Unless the context indicates otherwise, in this Offer to Purchase we use the terms “us,” “we” and “our” to refer to Merger Sub and, where appropriate, Parent.

See Section 8—“Certain Information Concerning Parent and Merger Sub.”

What is the class and amount of securities sought pursuant to the Offer?

Merger Sub is offering to purchase all of the outstanding Shares of Imago not already owned, directly or indirectly, by Merger Sub or Parent. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately own the entire equity interest in, Imago. Following the consummation of the Offer, we intend to complete the Merger (as defined below) as soon as practicable. Upon completion of the Merger, Imago will become a wholly owned subsidiary of Parent. In addition, we intend to cause the Shares to be delisted from the Nasdaq Global Select Market (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

Who can participate in the Offer?

The Offer is open to all holders and beneficial owners of Shares.

How much are you offering to pay?

Merger Sub is offering to pay $36.00 per Share, to the seller in cash, without interest and subject to deduction for any required tax withholding.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase and Section 18—“Fees and Expenses.”

Is there an agreement governing the Offer?

Yes. Imago, Parent and Merger Sub have entered into the Merger Agreement. The Merger Agreement contains the terms and conditions of the Offer and, following consummation of the Offer, the Merger.

See Section 11—“The Merger Agreement; Other Agreements” and Section 15—“Conditions of the Offer.”

What are the material U.S. federal income tax considerations of tendering my Shares in the Offer or having my Shares exchanged for cash pursuant to the Merger?

The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, if you are a U.S. Holder (as defined in Section 5 – “Material U.S. Federal Income Tax Considerations”), you will recognize capital gain or loss in an amount equal to the difference between (i) the Offer Price and (ii) your tax basis in the Shares sold pursuant to the Offer or exchanged pursuant to the Merger. In general, if you are a Non-U.S. Holder (as defined in Section 5 – “Material U.S. Federal Income Tax Considerations”), you will not be subject to U.S. federal income taxation on any gain realized unless you have certain connections to the United States, as described in more detail below.

We recommend that you consult your tax advisor to determine the tax considerations (including the application and effects of any U.S. federal, state, local or non-U.S. income and other tax laws) to you of tendering your Shares in the Offer or having your Shares exchanged for cash pursuant to the Merger in light of your particular circumstances.

See Section 5—“Material U.S. Federal Income Tax Considerations.”

Do you have the financial resources to pay for all of the Shares that Merger Sub is offering to purchase pursuant to the Offer?

Yes. We estimate that we will need approximately $1,350,000,000 to purchase all of the Shares pursuant to the Offer and to complete the Merger. Parent will provide Merger Sub with sufficient funds to purchase all Shares validly tendered (and not properly withdrawn) in the Offer, to provide funding for the Merger and to make payments for outstanding options to purchase Shares granted under an Imago equity plan that are outstanding immediately prior to the effective time of the Merger (“Imago Stock Options”) pursuant to the Merger Agreement. Parent has, or will have, available to it, through a variety of sources, including cash on hand, funds necessary to satisfy all of Merger Sub’s payment obligations under the Merger Agreement and resulting from the Offer. The Offer is not conditioned upon Parent’s or Merger Sub’s ability to finance the purchase of the Shares pursuant to the Offer.

See Section 9—“Source and Amount of Funds.”

Is Merger Sub’s financial condition relevant to my decision to tender my Shares in the Offer?

We do not believe Merger Sub’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	through Parent, Merger Sub will have sufficient funds available to purchase all Shares validly tendered (and not withdrawn) in the Offer;

•	if we consummate the Offer and the Merger, all Shares will have converted into the right to receive the Offer Price in the Merger; and

•	the Offer and the Merger are not subject to any financing or funding condition.

See Section 9— “Source and Amount of Funds” and Section 11—“The Merger Agreement; Other Agreements.”

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

Yes. The obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the conditions set forth in Section 15—“Conditions of the Offer,” including the Minimum Condition. The “Minimum Condition” means that there will have been validly tendered, and not validly withdrawn, that number of Shares that, when added to the Shares then owned beneficially by Parent or any of its subsidiaries, would represent at least one Share more than 50% of the number of Shares then issued and outstanding as of the expiration of the Offer.

See Section 1—“Terms of the Offer” and Section 15—“Conditions of the Offer.”

Have any Imago stockholders entered into agreements with Parent or Merger Sub or any of their affiliates requiring them to tender their Shares?

Yes. In connection with the execution of the Merger Agreement, certain Imago stockholders (the “Supporting Stockholders”) have entered into a Tender and Support Agreement, dated as of November 19, 2022, with Parent and Merger Sub (as it may be amended from time to time, the “Support Agreement”). Subject to the terms and conditions of the Support Agreement, the Supporting Stockholders have agreed, among other things, to tender, pursuant to the Offer, all of their Shares beneficially owned by them (whether acquired on or after the date of the Support Agreement) (such Shares, the “Subject Shares”), and, subject to certain exceptions, not to transfer any of the Subject Shares. The Subject Shares represented in the aggregate approximately 2.9% of the total outstanding Shares as of November 19, 2022. In addition, the Supporting Stockholders beneficially own Imago Stock Options that, if exercised prior to the Acceptance Time, would result in the Supporting Stockholders owning additional Subject Shares. If the Supporting Stockholders exercised their Imago Stock Options in full as of November 19, 2022, the Subject Shares would have represented in the aggregate approximately 14% of the total outstanding Shares as of such date. The Supporting Stockholders have also agreed to vote all Shares beneficially owned by them against (i) any action, agreement or transaction that would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Imago contained in the Merger Agreement, or of any Stockholder contained in the Support Agreement or (B) result in any of the conditions set forth in Article VII or Exhibit A of the Merger Agreement not being satisfied prior to November 19, 2023; (ii) any change in the Imago Board (unless such proposed change in the Imago Board was proposed by the Imago Board and is not in connection with or in support of any actual or potential Acquisition Proposal); and (iii) any Acquisition Proposal and any other action, agreement or transaction involving Imago that is intended, or would impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement.

The Support Agreement will terminate with respect to a particular Supporting Stockholder upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms; (b) the effective time of the Merger (the “Effective Time”); (c) the mutual written consent of Parent and such Supporting Stockholder; and (d) any amendment to the Merger Agreement or the Offer is effected without the Supporting Stockholders’ written consent that (i) decreases the amount, or changes the form of consideration payable to all stockholders of Imago pursuant to the terms of the Merger Agreement, (ii) reduces the number of Shares sought to be purchased by Merger Sub in the Offer, or (iii) amends, changes, or modifies any of the conditions to the Offer in a manner that adversely affects such Supporting Stockholder.

See Section 11 — “The Merger Agreement; Other Agreements — Support Agreement.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute after 11:59 p.m., Eastern time, on January 10, 2023 to tender your Shares in the Offer (as may be extended, the “Expiration Date”).

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement contains provisions that govern the circumstances under which Merger Sub may extend the Offer. Specifically, the Merger Agreement provides that:

•

if, as of the then-scheduled Expiration Date, any Offer Condition (as defined below in Section 15—“Conditions of the Offer”) has not been satisfied or waived, (x) Merger Sub may, in its discretion (and without the consent of Imago or any other person), extend the Offer on one or more occasions, for an additional period of up to 10 business days per extension, to permit such Offer Condition to be satisfied, and (y) absent a written request of Imago not to extend the Offer, Merger Sub will extend the Offer for additional periods of up to 10 business days per extension to permit such Offer Condition to be satisfied if Merger Sub does not otherwise extend the Offer pursuant to its rights described in the preceding clause (x);

•

if on the then-scheduled Expiration Date, the HSR Condition (as defined below in this Summary Term Sheet) has not been satisfied, Merger Sub will extend the Offer for additional periods of up to 10 business days per extension to permit the HSR Condition to be satisfied; and

•	Merger Sub will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the rules of Nasdaq applicable to the Offer.

The Merger Agreement provides that Merger Sub will not be required to extend the Offer on more than three occasions, not to exceed an aggregate of 30 business days (with each such extension being 10 business days unless Imago agrees in writing otherwise), if, as of the applicable Expiration Date, all of the Offer Conditions are satisfied or have been waived, other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer. The Merger Agreement also provides that Merger Sub will not be permitted (without the prior written consent of Imago) or required to extend the Offer beyond the first business day immediately following November 19, 2023.

See Section 1—“Terms of the Offer” and Section 11—“The Merger Agreement; Other Agreements.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Date.

See Section 1—“Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is subject to the conditions set forth in Section 15—“Conditions of the Offer” (the “Offer Conditions”), including, but not limited to:

•	the Minimum Condition;

•

the termination or expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in respect of the transactions under the Merger Agreement (the “HSR Condition”);

•

no judgment, order, injunction, rule or decree will have been issued (and still be in effect) by any governmental entity of competent jurisdiction preventing the consummation of the Offer or the Merger, and no law will have been enacted or deemed applicable to the Offer or the Merger (and still be in effect) by any governmental entity that prohibits or makes illegal the consummation of the Offer or the Merger; and

•

there is not instituted, pending or threatened any action by any governmental entity seeking any Non-Required Remedy (as defined in Section 11—“The Merger Agreement; Other Agreements—Standard of Efforts”).

The Offer is not subject to any financing condition.

See Section 1—“Terms of the Offer” and Section 15— “Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner and such Shares are represented by stock certificates, you may tender your Shares in the Offer by delivering the certificates representing your Shares, together with a properly completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, before the Offer expires. If you hold your Shares directly as the registered owner and you hold uncertificated Shares in book-entry form with Imago’s transfer agent, you may tender your Shares in the Offer by delivering a properly completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary before the Offer expires. If your Shares are held in “street” name and are being tendered by book-entry transfer, the following must be received by the Depositary before the Offer expires: (1) a Book-Entry Confirmation (as defined under Section 3 —“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase), (2) an Agent’s Message (as defined under Section 2—“Acceptance for Payment and Payment for Shares”) in lieu of the Letter of Transmittal and (3) any other documents required by the Letter of Transmittal. The Letter of Transmittal is enclosed with this Offer to Purchase.

We are not providing for guaranteed delivery procedures. Therefore, Imago stockholders must allow sufficient time for the necessary tender procedures to be completed prior to the expiration of the Offer. In addition, for Imago stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer of Shares held in “street” name, an Agent’s Message in lieu of a Letter of Transmittal, and any other documents required by the Letter of Transmittal must be received by the Depositary prior to the expiration of the Offer. Imago stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Offer expires will be disregarded and of no effect.

If you hold your Shares in “street” name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

If the Offer Conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Merger Sub and transmitting payments subject to any tax withholding required by applicable law, to tendering stockholders whose Shares have been accepted for payment.

See Section 1—“Terms of the Offer” and Section 3— “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until one minute after 11:59 p.m., Eastern time, on January 10, 2023. In addition, if we have not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after February 10, 2023, the 60th day after commencement of the Offer, until we accept your Shares for payment.

See Section 1—“Terms of the Offer” and Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4—“Withdrawal Rights.”

Has the Offer been approved by the Board of Directors of Imago?

Yes. The Imago Board has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Imago and its stockholders; (ii) declared that it is advisable for Imago to enter into the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (iii) approved the execution, delivery and performance by Imago of the Merger Agreement and consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) elected to consummate the Merger pursuant to Section 251(h) of the DGCL; and (v) recommended that Imago’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

More complete descriptions of the reasons for the Imago Board’s recommendation and approval of the Offer are set forth in Imago’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Background of the Offer and the Merger” and “Reasons for the Recommendation of the Imago Board.”

If Shares tendered pursuant to the Offer are purchased by Merger Sub, will Imago continue as a public company?

No. We expect to complete the Merger as soon as practicable following the consummation of the Offer. Once the Merger takes place, Imago will be a wholly owned subsidiary of Parent. Following the Merger, we intend to cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act.

See Section 13— “Certain Effects of the Offer.”

Will a meeting of Imago’s stockholders be required to approve the Merger?

No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation which has a class or series of stock listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•

the agreement of merger expressly permits or requires that the merger will be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•

an acquiring corporation consummates a tender offer for all of the outstanding stock of such constituent corporation on the terms provided in such agreement of merger that, absent the provisions of Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the agreement of merger; provided, however, that such tender offer may be conditioned on the tender of a minimum number or percentage of shares of the stock of such constituent corporation, or any class or series thereof, and such offer may exclude any excluded stock;

•

immediately following the consummation of the tender offer, the stock that the acquiring corporation irrevocably accepts for purchase, together with the stock otherwise owned by the acquiring corporation or its affiliates, equals at least the percentage of shares of each class of stock of such constituent corporation that would otherwise be required to adopt the agreement of merger for such constituent corporation;

•	the acquiring corporation merges with or into such constituent corporation pursuant to such agreement of merger; and

•

each outstanding share (other than shares of excluded stock) of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted in such merger into, or into the right to receive, the same amount and type of consideration in the merger as was payable in the tender offer.

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of Imago’s stockholders and without a vote or any further action by the stockholders.

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

If the Offer is consummated and certain other conditions are satisfied, Merger Sub is required under the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Imago or Shares owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time and (ii) Shares outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demand, appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted by virtue of the Merger into the right to receive an amount in cash equal to the Offer Price without interest, subject to deduction for any required tax withholding (the “Merger Consideration”).

If the Merger is completed, Imago’s stockholders who do not tender their Shares pursuant to the Offer (other than stockholders who properly exercise appraisal rights) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer. See Section 17—“Appraisal Rights.”

See the “Introduction” to this Offer to Purchase, Section 11—“The Merger Agreement; Other Agreements” and Section 13— “Certain Effects of the Offer.”

What will happen to my stock options in the Offer?

The Offer is being made only for Shares, and not for Shares subject to outstanding Imago Stock Options. Holders of Imago Stock Options that are outstanding and unvested immediately prior to the Effective Time will receive payment in respect of such Imago Stock Options following the Effective Time as provided in the Merger Agreement without participating in the Offer. Holders of outstanding vested Imago Stock Options may participate in the Offer only if they first exercise such Imago Stock Options in accordance with the terms of the applicable Imago equity plan, and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure that the holder of such outstanding Imago Stock Option will have sufficient time to comply with the procedures for tendering Shares described below in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

As of the Effective Time, all Imago Stock Options that are outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and the holder of each such Imago Stock Option will be entitled to receive, in consideration for the cancellation of such Imago Stock Option, an amount in cash (without interest and subject to deduction for any required tax withholding) equal to the product of (i) the total number of Shares subject to such Imago Stock Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of the Merger Consideration over the applicable exercise price per Share under such Imago Stock Option that has an exercise price per Share that is less than the Merger Consideration. For the avoidance of doubt, any Imago Stock Option with an exercise price per Share equal to or greater than the Merger Consideration will be automatically cancelled without consideration therefor immediately prior to the Effective Time and will have no further force or effect.

See Section 11—“The Merger Agreement; Other Agreements.”

What is the market value of my Shares as of a recent date?

On November 18, 2022, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $17.40 per Share. On December 9, 2022, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $35.92 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

See Section 6—“Price Range of Shares; Dividends on the Shares.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to holders of Shares who tender such Shares in connection with the Offer. However, if Merger Sub purchases Shares pursuant to the Offer and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares pursuant to the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, thereon. The “fair value” could be greater than, less than or the same as the Offer Price.

See Section 17—“Appraisal Rights.”

Whom should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), toll free at (877) 750-0666. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

M-Inspire Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Merck Sharp & Dohme LLC, a New Jersey limited liability company (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Imago BioSciences, Inc., a Delaware corporation (“Imago”), at a purchase price of $36.00 per Share (the “Offer Price”), to the seller in cash, without interest and subject to deduction for any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) which, together with this Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer.”

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 19, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Imago, Parent and Merger Sub, pursuant to which, after the consummation of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will merge with and into Imago upon the terms and subject to the conditions set forth in the Merger Agreement, with Imago continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”). The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and will be effected by Merger Sub and Imago without a stockholder vote pursuant to the DGCL as soon as practicable following the consummation of the Offer.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Imago or Shares owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time and (ii) Shares outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demand, appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, and subject to deduction for any required tax withholding (the “Merger Consideration”). As of the Effective Time, all options to purchase Shares granted under an Imago equity plan that are outstanding immediately prior to the Effective Time (“Imago Stock Options”), whether vested or unvested, will be cancelled and the holder of each such Imago Stock Option that has an exercise price per Share that is less than the Merger Consideration will be entitled to receive, in consideration for the cancellation of such Imago Stock Option, an amount in cash (without interest and subject to deduction for any required tax withholding) equal to the product of (i) the total number of Shares subject to such Imago Stock Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of the Merger Consideration over the applicable exercise price per Share under such Imago Stock Option.

Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer or any delay in making payment for the Shares.

The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements.”

The Offer is subject to the conditions set forth in Section 15—“Conditions of the Offer” (collectively, the “Offer Conditions”), including (i) there having been validly tendered and not withdrawn that number of Shares that, when added to the Shares, if any, then owned by Parent or any of its subsidiaries, would represent at least one Share more than 50% of the number of Shares that are issued and outstanding as of the expiration of the Offer (the “Minimum Condition”); (ii) the termination or expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) in respect of the transactions under the Merger Agreement (the “HSR Condition”); (iii) no judgment, order, injunction, rule or decree will have been issued (and still be in effect) by any governmental entity of competent jurisdiction preventing the consummation of the Offer or the Merger, and no law will have been enacted or deemed applicable to the Offer or the Merger (and still be in effect) by any governmental entity that prohibits or makes illegal the consummation of the Offer or the Merger (the “Judgment/Illegality Condition”); and (iv) there is not instituted, pending or threatened any action by any governmental entity seeking any Non-Required Remedy (as defined in Section 11—“The Merger Agreement; Other Agreements—Standard of Efforts”) (the “Non-Required Remedy Condition”). The Offer is not subject to any financing condition.

Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Board of Directors of Imago (the “Imago Board”) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Imago and its stockholders; (ii) declared that it is advisable for Imago to enter into the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (iii) approved the execution, delivery and performance by Imago of the Merger Agreement and consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) elected to consummate the Merger pursuant to Section 251(h) of the DGCL; and (v) recommended that Imago’s stockholders accept the Offer and tender their Shares pursuant to the Offer (the “Imago Board Recommendation”).

More complete descriptions of the Imago Board’s reasons for authorizing and approving the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement are set forth in Imago’s Solicitation/Recommendation Statement on the Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of the Offer and the Merger” and “Reasons for the Recommendation of the Imago Board.”

Imago has advised Parent that the Imago Board considered the oral opinion of Centerview Partners LLC (“Centerview”) rendered to the Imago Board on November 19, 2022, which was subsequently confirmed by delivery of a written opinion dated as of November 19, 2022, that based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the $36.00 in cash per Share to be paid to the holders of Shares (other than (i) Shares held in the treasury of Imago or Shares owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time and (ii) Shares outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demand, appraisal for such Shares in accordance with Section 262 of the DGCL) (the “Excluded Shares”) pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Centerview, dated November 19, 2022, sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Centerview in preparing its opinion and is attached as Annex I to the Schedule 14D-9.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.    Terms of the Offer

Merger Sub is offering to purchase all of the outstanding Shares at the Offer Price, to the seller in cash, without interest and subject to deduction for any required tax withholding. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Merger Sub will accept for payment (referred to herein as the “Acceptance Time”) and, as promptly as practicable after the Expiration Date, pay for all Shares validly tendered prior to the expiration of the Offer and not properly withdrawn as described in Section 4—“Withdrawal Rights.”

The Offer is subject to the Offer Conditions set forth in Section 15—“Conditions of the Offer,” including, but not limited to, the Minimum Condition, the HSR Condition, the Judgment/Illegality Condition and the Non-Required Remedy Condition.

Merger Sub expressly reserves the right at any time, or from time to time, in its sole discretion, to waive any Offer Condition or modify or amend the terms of the Offer, including the Offer Price, except that Imago’s prior written consent is required for Merger Sub to take certain actions, including:

•	decrease the Offer Price or change the form of consideration payable in the Offer;

•	decrease the number of Shares sought pursuant to the Offer;

•	amend, alter, change or waive the Minimum Condition;

•	impose conditions on the Offer in addition to the Offer Conditions; or

•	amend, alter, change or waive the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, the Imago stockholders.

The Merger Agreement contains provisions that govern the circumstances under which Merger Sub may extend the Offer. Specifically, the Merger Agreement provides that:

•

if, as of the then-scheduled Expiration Date, any Offer Condition has not been satisfied or waived, (x) Merger Sub may, in its discretion (and without the consent of Imago or any other person), extend the Offer on one or more occasions, for an additional period of up to 10 business days per extension, to permit such Offer Condition to be satisfied, and (y) absent a written request of Imago not to extend the Offer, Merger Sub will extend the Offer for additional periods of up to 10 business days per extension to permit such Offer Condition to be satisfied if Merger Sub does not otherwise extend the Offer pursuant to its rights described in the preceding clause (x);

•

if on the then-scheduled Expiration Date, the HSR Condition has not been satisfied, Merger Sub will extend the Offer for additional periods of up to 10 business days per extension to permit the HSR Condition to be satisfied; and

•	Merger Sub will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the rules of Nasdaq applicable to the Offer.

The Merger Agreement provides that Merger Sub will not be required to extend the Offer on more than three occasions, not to exceed an aggregate of 30 business days (with each such extension being 10 business days unless Imago agrees in writing otherwise), if, as of the applicable Expiration Date, all of the Offer Conditions are satisfied or have been waived, other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer. The Merger Agreement also provides that Merger Sub will not be permitted (without the prior written consent of Imago) or required to extend the Offer beyond the first business day immediately following November 19, 2023 (the “Outside Date”).

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Offer expires, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other term of the Offer or the Merger Agreement, Merger Sub will not be required to, and Parent will not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares if any of the Offer Conditions has not been satisfied prior to the expiration of the Offer.

Under certain circumstances described in the Merger Agreement, Parent or Imago may terminate the Merger Agreement and the Offer. The Offer may not be terminated prior to the Expiration Date (or any rescheduled Expiration Date), unless the Merger Agreement is validly terminated in accordance with the terms of the Merger Agreement. If Parent and Merger Sub terminate the Offer, or the Merger Agreement is terminated prior to Merger Sub’s acquisition of Shares in the Offer, the Depositary will promptly return, in accordance with applicable law, all Shares that have been tendered in the Offer to the registered holders of such Shares.

Imago has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.    Acceptance for Payment and Payment for Shares

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or, to the extent waivable by Parent or Merger Sub, waiver of each of the Offer Conditions set forth in Section 15—“Conditions of the Offer,”

we will accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as promptly as practicable after expiration of the Offer. Subject to compliance with Rule 14e-1(c) under the Exchange Act, as applicable, and with the Merger Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares to the extent such Shares are certificated (the “Share Certificates”), (ii) confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 —“Procedures for Accepting the Offer and Tendering Shares” with respect to Shares held in “street” name, (iii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer of Shares held in “street” name, an Agent’s Message in lieu of a Letter of Transmittal, and (iv) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the required documentation with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted through electronic means by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Merger Sub may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Merger Sub and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares, including by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3.    Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, you must follow these instructions:

•

If you hold your Shares directly as the registered owner and such Shares are represented by Share Certificates, you may tender your Shares in the Offer by delivering the Share Certificates representing your Shares, together with a properly completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary before the Offer expires.

•

If you hold your Shares directly as the registered owner and you hold uncertificated Shares in book-entry form with Imago’s transfer agent, you may tender your Shares in the Offer by delivering a properly completed and signed Letter of Transmittal, and any other documents required by the Letter of Transmittal, to the Depositary before the Offer expires.

•

If your Shares are held in “street” name and are being tendered by book-entry transfer, the following must be received by the Depositary before the Offer expires: (1) a Book-Entry Confirmation, (2) an Agent’s Message in lieu of the Letter of Transmittal and (3) any other documents required by the Letter of Transmittal.

•

If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either, in the event you hold your Shares directly as the registered owner and such Shares are represented by stock certificates or you hold your Shares directly as the registered owner and you hold uncertificated Shares in book-entry form, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or, in the event your Shares are held in “street” name and are being tendered by book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Offer expires.

No Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, Imago stockholders must allow sufficient time for the necessary tender procedures to be completed prior to the expiration of the Offer. In addition, for Imago stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal must be received by the Depositary prior to the expiration of the Offer. Imago stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Offer expires will be disregarded and of no effect.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer of Shares held in “street” name, an Agent’s Message in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal with respect to Shares are actually received by the Depositary.

The method of delivery of the Shares (or Share Certificates), the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of the Shares (or Share Certificates), the Letter of Transmittal and all other required documents will be deemed made, and risk of loss thereof shall pass, only when they are actually received by the Depositary (including, in the case of a book-entry transfer of Shares, by Book-Entry Confirmation with respect to such Shares). If such delivery is by mail, it is recommended that the Shares (or Share Certificates), the Letter of Transmittal and all other required documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties, subject to any judgment of any court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Merger Sub, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Merger Agreement, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Merger Sub as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Merger Sub and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Merger Sub will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Imago’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Merger Sub must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of Imago.

Stock Options. The Offer is being made only for Shares held outright by Imago stockholders, and not for Shares subject to outstanding Imago Stock Options. Holders of Imago Stock Options that are outstanding and unvested immediately prior to the Effective Time will receive payment for such Imago Stock Options following the Effective Time as provided in the Merger Agreement without participating in the Offer. Holders of outstanding vested Imago Stock Options may participate in the Offer only if they first exercise such Imago Stock Options in accordance with the terms of the applicable Imago equity plan, and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding Imago Stock Options will have sufficient time to comply with the procedures for tendering Shares described below in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

As of the Effective Time, all Imago Stock Options that are outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and the holder of each such Imago Stock Option that has an exercise price per Share that is less than the Merger Consideration will be entitled to receive, in consideration for the cancellation of such Imago Stock Option, an amount in cash (without interest and subject to deduction for any applicable tax withholding) equal to the product of (i) the total number of Shares subject to such Imago Stock Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of the Merger Consideration over the applicable exercise price per Share under such Imago Stock Option. For the avoidance of doubt, any Imago Stock Option with an exercise price per Share equal to or greater than the Merger Consideration will be automatically cancelled without consideration therefor immediately prior to the Effective Time and will have no further force or effect.

Information Reporting and Backup Withholding. Payments made to stockholders of Imago in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax on payments for Shares made in the Offer or the Merger (currently at a rate of 24%). To ensure backup withholding will not apply, any stockholder that is a U.S. person that does not otherwise establish an exemption from U.S. federal backup withholding must complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal. Any stockholder that is not a U.S. person should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Stockholders that are not U.S. persons should consult their tax advisors to determine which IRS Form W-8 is appropriate. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

4.    Withdrawal Rights

Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that if we have not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after February 10, 2023, the 60th day after commencement of the Offer, until Merger Sub accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the expiration of the Offer.

Merger Sub will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding, subject to any judgment of any court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Merger Sub, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.    Material U.S. Federal Income Tax Considerations

The following discussion summarizes the material U.S. federal income tax considerations of the Offer and the Merger to holders that tender their Shares, and whose tender of the Shares is accepted, for payment pursuant to the Offer and holders whose Shares are converted into the right to receive cash in the Merger. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative guidance and judicial interpretations thereof, each in effect as of the date of this Offer to Purchase, and all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS, or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary. No assurance can be given that the IRS will agree with the views expressed herein or that a court will not sustain any challenge by the IRS in the event of litigation.

This discussion applies to a holder only if the holder holds its Shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances, or that may apply to a holder subject to special treatment under U.S. federal income tax laws, including, but not limited to, a holder that is a regulated investment company, real estate investment trust, cooperative, bank or certain other financial institution, insurance company, tax-exempt organization (including a private foundation), governmental organization, retirement or pension plan, dealer in securities or foreign currency, trader that uses the mark-to-market method of accounting with respect to its securities, expatriate or former long-term resident of the United States; a holder that is subject to the alternative minimum tax; a holder that is, or holds Shares through, a partnership, S corporation or other pass-through entity for U.S. federal income tax purposes, holds Shares as part of a straddle, hedging, constructive sale, conversion or other integrated transaction, holds or has held, directly, indirectly or constructively by attribution, more than five percent of the Shares, exercises appraisal rights in the Merger, or received the Shares as compensation, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, or as restricted stock, or is a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar. In addition, this discussion does not address any tax considerations under state, local or non-U.S. laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the activities of the partnership or other entity. Accordingly, partnerships and other entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes that hold Shares, and partners or members in those entities or arrangements, are urged to consult their tax advisors regarding the specific U.S. federal income tax considerations to them of the Offer and the Merger.

This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer or the Merger. Each holder of Shares is urged to consult his, her, or its tax advisors as to the applicability and effect of the rules discussed below and the particular tax considerations of the Offer and the Merger, including the application of the alternative minimum tax and any U.S. federal, state, local and non-U.S. tax laws.

Tax Considerations for U.S. Holders. For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Shares that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the law of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

In general, a U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. If a U.S. Holder acquired Shares by purchasing them, the U.S. Holder’s adjusted tax basis in its Shares will generally equal the amount the U.S. Holder paid for the relevant Shares, subject to deduction for any returns of capital that the U.S. Holder might have received with regard to the relevant Shares. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss only if the U.S. Holder’s holding period for such block of Shares exceeds one year at the time of consummation of the Offer or the Merger, as the case may be. Long-term capital gains of certain non-corporate U.S. Holders, including individuals, generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations.

Non-corporate U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a Medicare tax at a rate of 3.8 percent on all or a portion of their net investment income, which may include net gain realized on the exchange of Shares for cash pursuant to the Offer or Merger. A U.S. Holder that is an individual, estate or trust should consult his, her or its tax advisors regarding the applicability of this Medicare tax to any gain realized on the exchange of Shares for cash pursuant to the Offer or Merger.

Tax Considerations for Non-U.S. Holders. For purposes of this discussion, a “Non-U.S. Holder” is an individual, corporation, estate, or trust that (a) is a beneficial owner of Shares, and (b) is not a U.S. Holder.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized upon the exchange of Shares for cash pursuant to the Offer or Merger unless:

(i)

the gain, if any, is “effectively connected” with the conduct of a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained in the United States), in which event (a) the Non-U.S. Holder will be subject to U.S. federal income tax as described above under “Tax Considerations for U.S. Holders,” and (b) if the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% of its effectively connected earnings and profits for the taxable year (or such lower rate as may be specified under an applicable income tax treaty);

(ii)

the Non-U.S. Holder is an individual who is present in the United States for 183 or more days (which days need not be consecutive) in the taxable year of the Offer or Merger, as applicable, and certain other conditions are met, in which event the Non-U.S. Holder generally will be subject to U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) on the gain, if any, derived from the sale, which gain may be offset by U.S.-source capital losses for the year, provided that such Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses; or

(iii)

Imago is, or has been, a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Code and certain other requirements are satisfied. We do not expect Imago to be treated as a U.S. real property holding corporation.

Information Reporting and Backup Withholding. Payments made in exchange for Shares pursuant to the Offer or the Merger may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 24%). To ensure backup withholding will not apply, a U.S. Holder that does not otherwise establish an exemption from U.S. federal backup withholding should complete and return to the applicable withholding agent a properly completed and executed IRS Form W-9, certifying that such U.S. Holder is a U.S. person, that the taxpayer identification number provided is correct, and that such U.S. Holder is not subject to backup withholding. Non-U.S. Holders generally will be exempt from backup withholding and information reporting requirements with respect to payments made in exchange for Shares pursuant to the Offer or the Merger if such Non-U.S. Holder furnishes to the applicable withholding agent (i) a valid IRS Form W-8BEN or Form W-8BEN-E on which such Non-U.S. Holder certifies, under penalties of perjury, that it is not a U.S. person or (ii) such other documentation upon which the withholding agent may rely to treat the payments as made to a non-U.S. person in accordance with Treasury Regulations.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a holder’s U.S. federal income tax liability, if any, if such holder timely furnishes the required information to the IRS.

6.    Price Range of Shares; Dividends on the Shares

The Shares currently trade on Nasdaq under the symbol “IMGO.” The following table sets forth the high and low intraday sale prices per Share for each quarterly period since Imago’s initial public offering, as reported by Nasdaq:

	High	Low
Fiscal Year Ending December 31, 2022
Fourth Quarter (through December 9, 2022)	$35.94	$14.36
Third Quarter	$19.79	$12.91
Second Quarter	$21.57	$11.56
First Quarter	$27.04	$16.38
Fiscal Year Ending December 31, 2021
Fourth Quarter	$30.21	$14.61
Third Quarter (starting from July 16, 2021)	$35.68	$14.99

On November 18, 2022, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $17.40 per Share. On December 9, 2022, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $35.92 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

Imago has never declared or paid cash dividends on the Shares and does not intend to declare or pay cash dividends on the Shares in the foreseeable future.

7.    Certain Information Concerning Imago

The summary information set forth below is qualified in its entirety by reference to Imago’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. Neither Parent nor Merger Sub has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, neither Parent nor Merger Sub assumes any responsibility for the accuracy or completeness of the information concerning Imago, whether furnished by Imago or contained in such filings, or for any failure by Imago to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Parent or Merger Sub.

General. Imago is a Delaware corporation. According to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 and other publicly available information, Imago is a clinical stage biopharmaceutical company developing new medicines for the treatment of myeloproliferative neoplasms (MPNs) and other bone marrow diseases. Imago’s lead product candidate bomedemstat (IMG-7289), an investigational orally available lysine-specific demethylase 1 (LSD1) inhibitor, is currently being evaluated in multiple Phase 2 clinical trials for the treatment of essential thrombocythemia (ET), myelofibrosis (MF), and polycythemia vera (PV), in addition to other indications.

The address of Imago’s principal executive offices and Imago’s phone number at its principal executive offices are as set forth below:

Imago BioSciences, Inc.

303 Twin Dolphin Drive, 6th Floor

Redwood City, California 94065

(415) 529-5055

Additional Information. The Shares are registered under the Exchange Act. Accordingly, Imago is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Imago’s directors and officers, their compensation, stock options granted to them, the principal holders of Imago’s securities, any material interests of such persons in transactions with Imago and other matters is required to be disclosed in proxy statements distributed to Imago’s stockholders and filed with the SEC. Such information also will be available in the Schedule 14D-9. Copies of such reports, proxy statements and other information filed electronically by Imago with the SEC are available and may be obtained at no charge at the SEC’s website at www.sec.gov.

8.    Certain Information Concerning Parent and Merger Sub

Parent is a wholly owned subsidiary of Merck & Co., Inc., a New Jersey corporation (“Merck”), which is a global health care company that delivers innovative health solutions through its prescription medicines, vaccines, biologic therapies and animal health products. Merck’s operations are principally managed on a products basis and include two operating segments, which are the pharmaceutical and animal health segments, both of which are reportable segments.

The address of Merck’s principal executive offices and Merck’s phone number at its principal executive offices are as set forth below:

Merck & Co., Inc.

126 East Lincoln Avenue

P.O. Box 2000

Rahway, New Jersey 07065

(908) 740-4000

The address of Parent’s principal executive offices and Parent’s phone number at its principal executive offices are as set forth below:

Merck Sharp & Dohme LLC

126 East Lincoln Avenue

P.O. Box 2000

Rahway, New Jersey 07065

(908) 423-1000

Merger Sub is a Delaware corporation and wholly owned subsidiary of Parent, and was formed solely for the purpose of facilitating an acquisition by Parent. Merger Sub is a direct wholly owned subsidiary of Parent. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Until immediately before the time Merger Sub accepts Shares for purchase in the Offer, it is not anticipated that Merger Sub will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. Upon consummation of the Merger, Merger Sub will merge with and into Imago, whereupon the separate corporate existence of Merger Sub will cease, and Imago will continue as the Surviving Corporation.

The address of Merger Sub’s principal executive offices and Merger Sub’s phone number at its principal executive offices are as set forth below:

M-Inspire Merger Sub, Inc.

126 East Lincoln Avenue

P.O. Box 2000

Rahway, New Jersey 07065

(908) 423-1000

The name, business address, citizenship, current principal occupation or employment, and five-year material employment history of each director and executive officer of Merger Sub, Parent and Merck and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as set forth in Schedule I to this Offer to Purchase, during the last five years, none of Merger Sub, Parent, Merck or, to the best knowledge of Merger Sub, Parent and Merck, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As of December 12, 2022, Merck, directly or indirectly through one or more of its subsidiaries, beneficially owns 1,393,046 Shares, which were acquired in multiple transactions since 2014. Except as set forth in the preceding sentence, elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase, none of Merger Sub, Parent, Merck or, to the best knowledge of Merger Sub, Parent and Merck, the persons listed in Schedule I hereto or any associate or other majority-owned subsidiary of Merger Sub, Parent, Merck or of any of the persons so listed (i) beneficially owns or has a right to acquire any Shares or any other equity securities of Imago; or (ii) has effected any transaction with respect to the Shares or any other equity securities of Imago during the past 60 days. Except for the Support Agreement (as described in Section 11—“The Merger Agreement; Other Agreements—Support Agreement”) or Schedule I to this Offer to Purchase, none of Merger Sub, Parent, Merck or, to the best knowledge of Merger Sub, Parent or Merck, the persons listed in Schedule I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Imago (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

Except as described in the preceding paragraph and as set forth elsewhere in this Offer to Purchase, during the two years before the date of this Offer to Purchase, there have been (i) no transactions between any of Merger Sub, Parent, Merck, their subsidiaries or, to the best knowledge of Merger Sub, Parent and Merck, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Imago or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (ii) no negotiations, transactions or material contacts between Merger Sub, Parent, Merck, their subsidiaries or, to the best knowledge of Merger Sub, Parent and Merck, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Imago or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and Merger Sub have filed with the SEC a Tender Offer Statement on Schedule TO (as it may be amended, supplemented or otherwise modified from time to time, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Merger Sub with the SEC, are available and may be obtained at no charge at the SEC’s website at www.sec.gov.

9.    Source and Amount of Funds

We estimate that we will need approximately $1,350,000,000 to purchase all of the Shares pursuant to the Offer and to complete the Merger. Parent will provide Merger Sub with sufficient funds to purchase all Shares validly tendered (and not properly withdrawn) in the Offer, to provide funding for the Merger and to make payments for outstanding Imago Stock Options pursuant to the Merger Agreement. Parent has, or will have, available to it, through a variety of sources, including cash on hand, funds necessary to satisfy all of Imago’s payment obligations under the Merger Agreement and resulting from the transactions contemplated by the Merger Agreement.

The Offer is not conditioned upon Parent’s or Merger Sub’s ability to finance the purchase of Shares pursuant to the Offer.

10.    Background of the Offer; Past Contacts or Negotiations with Imago

Background of the Offer and the Merger

The following is a description of contacts between representatives of Merck and its affiliates and representatives of Imago and other persons that resulted in the execution of the Merger Agreement. For a review of Imago’s additional activities, please refer to the Schedule 14D-9 that will be filed by Imago with the SEC and mailed to stockholders of Imago.

From time to time in the ordinary course of business, Merck and Parent evaluate various business opportunities to enhance stockholder value. These evaluations have included periodic assessments of potential strategic transactions to strengthen Merck’s existing business.

In connection with its initial assessment of a transaction with Imago, Parent entered into a Mutual Confidential Disclosure Agreement with Imago, effective as of January 28, 2021.

Throughout 2021, members of Parent management held routine discussions with Imago management to explore the possibility of a strategic transaction involving Imago. In connection with these discussions, Imago provided Parent access to a data room containing ordinary course commercial diligence items (e.g., clinical updates and manufacturing updates, among other things) as a means of keeping Parent apprised of Imago’s progress. During this time, Parent did not submit an offer for a strategic transaction with Imago.

During the first half of 2022, Imago terminated Parent’s access to the data room, but continued to hold routine update discussions with members of Parent management regarding certain aspects of Imago’s business. Parent did not submit an offer for a strategic transaction with Imago during the first half of 2022.

On August 29, 2022, during an ordinary course business development discussion between members of Parent and Imago management, members of Parent management indicated that Parent was having internal discussions about whether to request formal data room access from Imago since the termination of data room access in early 2022.

On September 21, 2022, members of Parent management indicated to members of Imago management that Parent was interested in engaging in formal strategic discussions with Imago regarding a potential acquisition or other transaction.

On September 29, 2022, members of Imago management attended an in-person meeting with Parent at Parent’s offices in Rahway, New Jersey, where members of Imago management presented a detailed update on Imago’s business.

On September 30, 2022, members of Parent management contacted members of Imago management and reported positive feedback from the meeting the prior day. Members of Parent management indicated to members of Imago management that Parent would like to begin a formal due diligence process with Imago in connection with a potential acquisition or other transaction.

On October 4, 2022, Imago provided members of Parent management and Parent’s counsel, Gibson, Dunn & Crutcher LLP (“GDC”), with access to a virtual data room, which contained due diligence materials related to Imago. From October 4, 2022 until November 19, 2022, Parent continued its due diligence of Imago, which included presentations and discussions covering clinical, manufacturing, regulatory, commercial, and corporate topics related to Imago.

On October 7, 2022, after further discussions between members of Imago and Parent management, Imago and Parent entered into an Amended & Restated Mutual Confidential Disclosure Agreement, maintaining the effective date of January 28, 2021 from the original Mutual Confidential Disclosure Agreement described above, which did not include a so-called “standstill” provision (see Section 11—“The Merger Agreement; Other Agreements”).

In late October 2022, members of Imago and Parent management attended several telephone calls to discuss preliminary due diligence matters.

On November 1, 2022, members of Imago management held an End-of-Phase 2 meeting with the U.S. Food and Drug Administration (the “FDA”). Following that meeting, members of Imago and Parent management participated in a telephone call to discuss regulatory diligence items with respect to Imago’s meeting with the FDA.

On November 3, 2022, members of Parent management contacted members of Imago management and requested to conduct an on-site audit of one of Imago’s contract manufacturing sites, which on-site audit subsequently took place on November 8, 2022.

On November 7, 2022, members of Imago and Parent management held a video conference to review updated Imago clinical data.

On November 13, 2022, Parent submitted a non-binding written proposal to acquire Imago, contemplating an all-cash transaction at a purchase price of $28.00 per Share (the “Initial Proposal”) with the stated target of the parties entering into the Merger Agreement after the stock market closed on or before November 18, 2022. On November 11, 2022, the closing price of the Shares was $18.04 per Share and the Initial Proposal represented approximately a 55% premium to the then-current Share price and approximately a 60% premium to the 30-day volume weighted average trading price of the Shares. Together with the Initial Proposal, representatives of GDC delivered to representatives of Latham & Watkins LLP (“Latham & Watkins”) an initial draft of the Merger Agreement. GDC’s initial draft provided for a tender offer structure and included, among other things, restrictions on Imago’s ability to solicit or negotiate alternative acquisition proposals (with a customary fiduciary exception permitting Imago to negotiate unsolicited superior proposals under certain circumstances), a fiduciary termination fee payable by Imago equal to 4.5% of Imago’s equity value, a covenant requiring Imago to operate its business in the ordinary course consistent with past practice and limitations on Parent’s regulatory obligations.

On November 14, 2022, representatives of Centerview contacted representatives of Parent to inform them that the Imago Board was not prepared to proceed on the terms of the Initial Proposal, but would be willing to consider a materially higher proposal. Representatives of Parent responded that Parent would be willing to increase the Initial Proposal to $32.00 per Share and indicated its desire to get a transaction signed as quickly as possible. Based on the Imago Board’s feedback earlier that day, representatives of Centerview stated that the Imago Board is more likely to accept a proposal at $36.00 per Share. Representatives of Parent responded that Parent would be willing to increase the proposal to $35.00 per Share (the “Revised Proposal”) and indicated a target of the parties entering into the Merger Agreement by November 18, 2022.

On November 15, 2022, representatives of Centerview informed Parent that the Imago Board was not prepared to proceed on the terms of the Revised Proposal and sought an improved price of $36.00 per Share from Parent. In response, Parent increased the Revised Proposal to $36.00 per Share and advised that the Offer Price was Parent’s “best and final offer” with the stated target of the parties entering into the Merger Agreement after the stock market closed on or before November 18, 2022. Following Parent’s delivery of the Offer Price, representatives of Latham & Watkins delivered a revised draft of the Merger Agreement to representatives of GDC, which proposed a number of changes to the initial draft circulated by GDC. Among other things, the revised draft delivered by representatives of Latham & Watkins to representatives of GDC decreased the fiduciary termination fee payable by Imago from 4.5% to 2.25% of Imago’s equity value, provided Imago the ability to change its recommendation to the stockholders of Imago if an “Intervening Event” occurred between the signing of the Merger Agreement and closing and proposed an “outside date” for purposes of termination of the agreement of 15-months from the anniversary of the date of the Merger Agreement.

On November 16, 2022, a representative of Centerview contacted a representative of Parent to communicate that the Imago Board was willing to proceed at the Offer Price, and work towards negotiating a mutually acceptable definitive agreement in accordance with the Imago Board’s direction.

On November 17, 2022, representatives of GDC delivered a revised draft of the Merger Agreement to representatives of Latham & Watkins, which reflected Parent’s positions with respect to, among other things, deal protections, Imago’s interim operating covenants, Parent’s regulatory-related obligations and the outside termination date. Among other things, the revised draft delivered by representatives of GDC to representatives of Latham & Watkins increased the fiduciary termination fee payable by Imago from 2.25% to 4.5% of Imago’s equity value, removed Imago’s ability to change its recommendation to the stockholders of Imago if an

“Intervening Event” occurred between the signing of the Merger Agreement and the closing and decreased the outside termination date from 15-months to six months from the date of the Merger Agreement. Together with the revised Merger Agreement, representatives of GDC delivered to representatives of Latham & Watkins an initial draft of the form of Tender and Support Agreement, which Parent requested all directors and certain executive officers execute in their capacity as Imago stockholders. The Tender and Support Agreement obligates the signatories to tender their Shares into the Offer and otherwise support the transactions contemplated by the Merger Agreement (see Section 11—“The Merger Agreement; Other Agreements”).

Later on November 17, 2022, representatives of Latham & Watkins delivered a revised draft of the Merger Agreement to representatives of GDC. Among other things, the revised draft delivered by representatives of Latham & Watkins to representatives of GDC decreased the fiduciary termination fee payable by Imago from 4.5% to 3% of Imago’s equity value, re-inserted Imago’s ability to change its recommendation to the stockholders of Imago if an “Intervening Event” occurred between the signing of the Merger Agreement and the closing and increased the outside termination date from six months to 12-months from the date of the Merger Agreement.

Between November 17, 2022, and November 18, 2022, representatives of Latham & Watkins and representatives of GDC exchanged drafts of the Tender and Support Agreement.

On November 18, 2022, representatives of GDC delivered a revised draft of the Merger Agreement to representatives of Latham & Watkins which, among other things, increased the fiduciary termination fee payable by Imago from 3% to 3.75% of Imago’s equity value.

In the evening of November 18, 2022 and on November 19, 2022, representatives of Latham & Watkins and GDC exchanged drafts of the Merger Agreement and met via telephone and videoconference to negotiate and resolve the then-remaining open terms of the Merger Agreement. As part of this resolution, the parties agreed that (i) the fiduciary termination fee payable by Imago would be equal to $47,100,000, or approximately 3.5% of the equity value of Imago, (ii) subject to certain limitations, Imago would be able to change its recommendation to the stockholders of Imago if an “Intervening Event” occurred between the signing of the Merger Agreement and the closing and (iii) the outside termination date would be 12-months from the date of the Merger Agreement.

On November 19, 2022, all signatories to the Tender and Support Agreements executed such agreements and the Merger Agreement was executed by Parent, Merger Sub and Imago. Shortly before the stock market opening on the following business day, November 21, 2022, Imago and Parent issued a joint press release announcing the execution of the Merger Agreement.

On December 12, 2022, Purchaser commenced the Offer.

11.    The Merger Agreement; Other Agreements

Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. All provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit (d)(1) to the Schedule TO. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used in this Section 11 and not otherwise defined in this Offer to Purchase have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about Parent, Merger Sub or Imago. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by Imago to Parent but is not filed with the SEC as part of the Merger Agreement (the “Disclosure Letter”). Investors are not third-party beneficiaries under the Merger Agreement. Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since November 19, 2022, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer. If the Merger Agreement has not been terminated, Merger Sub has agreed to commence the Offer as promptly as practicable, and in no event later than December 12, 2022. Merger Sub’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject only to the satisfaction or, to the extent waivable by Merger Sub, waiver of each of the Offer Conditions. On the terms and subject to the conditions of the Merger Agreement, Merger Sub will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable on or after the Expiration Date.

Merger Sub expressly reserves the right at any time, or from time to time, in its sole discretion, to waive any Offer Condition or modify or amend the terms of the Offer, including the Offer Price, except that Imago’s prior written consent is required for Merger Sub to take certain actions, including:

•	decrease the Offer Price or change the form of consideration payable in the Offer;

•	decrease the number of Shares sought pursuant to the Offer;

•	amend, alter, change or waive the Minimum Condition;

•	impose conditions on the Offer in addition to the Offer Conditions; or

•	amend, alter, change or waive the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, the Imago stockholders.

The Merger Agreement contains provisions that govern the circumstances under which Merger Sub may extend the Offer. Specifically, the Merger Agreement provides that:

•

if, as of the then-scheduled Expiration Date, any Offer Condition has not been satisfied or waived, (x) Merger Sub may, in its discretion (and without the consent of Imago or any other person), extend the Offer on one or more occasions, for an additional period of up to 10 business days per extension, to permit such Offer Condition to be satisfied, and (y) absent a written request of Imago not to extend the Offer, Merger Sub will extend the Offer for additional periods of up to 10 business days per extension to permit such Offer Condition to be satisfied if Merger Sub does not otherwise extend the Offer pursuant to its rights described in the preceding clause (x);

•

if on the then-scheduled Expiration Date, the HSR Condition has not been satisfied, Merger Sub will extend the Offer for additional periods of up to 10 business days per extension to permit the HSR Condition to be satisfied; and

•	Merger Sub will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the rules of Nasdaq applicable to the Offer.

The Merger Agreement provides that Merger Sub will not be required to extend the Offer on more than three occasions, not to exceed an aggregate of 30 business days (with each such extension being 10 business days unless Imago agrees in writing otherwise), if, as of the applicable Expiration Date, all of the Offer Conditions are satisfied or have been waived, other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer. The Merger Agreement also provides that Merger Sub will not be permitted (without the prior written consent of Imago) or required to extend the Offer beyond the first business day immediately following November 19, 2023.

If the Merger Agreement is validly terminated, Merger Sub will promptly (and in any event within 24 hours of such termination) terminate the Offer, will not acquire any Shares pursuant to the Offer and will promptly (and in any event with two business days of such termination) return, and cause any depositary or other agent acting on behalf of Merger Sub to return, all tendered Shares to the registered holders thereof.

The Merger. The Merger Agreement provides that, among other things, upon the terms and subject to certain conditions of the Merger Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, Merger Sub will be merged with and into Imago. As a result of the Merger, the separate corporate existence of Merger Sub will cease, and Imago will continue as the Surviving Corporation and will be a wholly owned subsidiary of Parent. The closing of the Merger will take place as soon as practicable following the consummation of the Offer, after the satisfaction or, to the extent permitted by law, waiver of the conditions set forth below, without a meeting of Imago’s stockholders in accordance with Section 251(h) of the DGCL.

The obligations of Imago, Parent and Merger Sub to complete the Merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver on or prior to the closing of the Merger of each of the following conditions:

•

no temporary restraining order, preliminary or permanent injunction or other judgment, order, injunction, rule or decree issued by any court of competent jurisdiction or other legal restraint or prohibition being in effect, and no law having been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any such case, prohibits or makes illegal the consummation of the Merger; and

•	Merger Sub consummating (within the meaning of Section 251(h) of the DGCL) the Offer.

At the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety to be in the form attached as Exhibit B to the Merger Agreement and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until any future amendments are made.

At the Effective Time, the bylaws of the Surviving Corporation will be amended and restated in their entirety to read as the bylaws of Merger Sub as in effect immediately prior to the Effective Time and, as so amended and restated, will be the bylaws of the Surviving Corporation until any future amendments are made.

Board of Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time will, from and after the Effective Time, be the initial directors of the Surviving Corporation and the officers of Merger Sub immediately prior to the Effective Time will, from and after the Effective Time, be the initial officers of the Surviving Corporation, in each case, until the earlier of their death, resignation or removal, or until their respective successors are duly elected and qualified.

Conversion of Imago Common Stock at the Effective Time. The Merger Agreement provides that each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Imago and Shares owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time and (ii) Shares outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demand, appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, and subject to deduction for any required tax withholding.

As of the Effective Time, all Shares issued and outstanding immediately prior to the Effective Time will no longer be outstanding, will automatically be cancelled and will cease to exist, and each holder of either a certificate representing such Shares or non-certificated Shares represented by book-entry will no longer have any rights with respect to those Shares, except the right to receive, as the case may be, (i) the Merger Consideration payable with respect to such Shares (other than the Shares that are excluded as described in the prior paragraph) upon surrender of the certificate or book-entry Shares, without interest or (ii) with respect to Shares held by any stockholder who is entitled to demand, and properly demands, appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of immediately prior to the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares, payment for such Shares only to the extent provided by Section 251(h) and Section 262 of the DGCL. Each Share held in the treasury of Imago or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time will be cancelled without being converted and cease to exist. No payment or distribution will be made with respect to such Shares.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or Imago, each share of Merger Sub common stock will be converted into and become one fully paid and non-assessable share of common stock of the Surviving Corporation.

Treatment of Stock Options. The Merger Agreement provides that, as of the Effective Time, all Imago Stock Options, whether vested or unvested, that are outstanding immediately prior to the Effective Time will be cancelled and the holder of each such Imago Stock Option that has an exercise price per Share that is less than the Merger Consideration will be entitled to receive, in consideration for the cancellation of such Imago Stock Option, an amount in cash (without interest and subject to deduction for any required tax withholding) equal to the product of (i) the total number of Shares subject to such Imago Stock Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of the Merger Consideration over the applicable exercise price per Share under such Imago Stock Option (such payment, the “Option Payment”). From and after the Effective Time, each Imago Stock Option will no longer be exercisable by the former holder thereof, but will only entitle such holder to the payment of the corresponding Option Payment, if any. Any Imago Stock Option with an exercise price per Share equal to or greater than the Merger Consideration will be automatically cancelled without consideration therefor immediately prior to the Effective Time and will have no further force or effect.

Treatment of Equity Plans. Imago’s 2012 Equity Incentive Plan and 2021 Equity Incentive Plan will be terminated, effective as of the closing of the Merger (with all offering periods under the 2021 Employee Stock Purchase Plan having previously terminated on December 1, 2022), and no further stock options, equity interests or other rights with respect to Shares will be granted thereunder from or after the Effective Time or any earlier date on which such plan is otherwise suspended or terminated. Imago’s 2021 Employee Stock Purchase Plan was terminated effective as of December 1, 2022 contingent upon the closing of the Merger and no further offering periods will commence on or after December 1, 2022, unless the Merger Agreement is terminated without the Merger being consummated.

Payment of the Merger Consideration; Surrender of Shares. At or promptly following the Acceptance Time, Parent will deposit or cause to be deposited with a bank or trust company reasonably acceptable to Imago, cash in an amount sufficient to pay the aggregate Offer Price (calculated assuming that all outstanding Shares are tendered into the Offer).

Within two business days after the Effective Time, Parent will cause the Depositary to mail to each holder of record of a certificate entitled to receive the Merger Consideration, a Letter of Transmittal and instructions for effecting the surrender of the certificate in exchange for the Merger Consideration.

At any time following the date that is six months after the Effective Time, Parent may require the Depositary to deliver to Parent any funds (including any interest received with respect thereto) that have been made available to the Depositary and that have not been disbursed to holders of certificates or book-entry shares. Thereafter, such holders will be entitled to look to Parent and the Surviving Corporation with respect to the Merger Consideration payable to the holder of a certificate or book-entry share. Except as described under “Transfer Taxes” below, the Surviving Corporation will pay all charges and expenses, including those of the Depositary, in connection with the exchange of Shares for the Merger Consideration. None of Parent, Merger Sub, the Surviving Corporation, the Depositary or their respective affiliates will be liable to any person in respect of any Merger Consideration, or cash held by the Depositary, delivered to a public official pursuant to any abandoned property, escheat or other similar laws.

Section 16 Matters. Prior to the Acceptance Time, the Imago Board will take all necessary and appropriate action to approve, for purposes of Section 16(a) of the Exchange Act and the related rules and regulations thereunder, the disposition by Imago directors and officers of Shares and any other equity securities (including Shares subject to Imago Stock Options and any other derivative securities) contemplated by the Merger Agreement.

Withholding. Parent, Merger Sub, Imago and the Depositary are entitled to deduct and withhold from any amounts payable pursuant to the Merger Agreement such amounts as are required to be deducted and withheld under U.S. federal, state, local or any other applicable tax law.

Transfer Taxes. If any payment pursuant to the Offer or the Merger is to be made to a person other than the person in whose name the surrendered certificate or book-entry share is registered, it will be a condition to such payment that (i) such certificate or book-entry share must be properly endorsed or must otherwise be in proper form and (ii) the person presenting such certificate or book-entry share must pay any transfer tax or other taxes required.

Representations and Warranties. This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Merger Sub or Imago, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by the Disclosure Letter. The representations and warranties were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In the Merger Agreement, Imago has made representations and warranties to Parent and Merger Sub with respect to, among other things:

•	corporate matters, such as organization, good standing, power and authority, qualification and organizational documents;

•	authority to enter into the Merger Agreement and perform its obligations thereunder and to consummate the Offer, the Merger and the other transactions contemplated thereby;

•	due execution and enforceability of the Merger Agreement;

•	capitalization and equity securities of Imago;

•	subsidiaries;

•	absence of breaches or conflicts of organizational documents, applicable laws and contracts as a result of the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•	required consents, approvals and filings as a result of the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•	timely filing, accuracy and completeness of SEC filings;

•	financial statements;

•	maintenance of disclosure controls and internal control over financial reporting;

•	absence of certain undisclosed liabilities;

•	absence of specified changes or events since January 1, 2022;

•	compliance with laws;

•	owned and leased tangible assets and real property;

•	tax matters;

•	material contracts and commitments;

•	intellectual property;

•	privacy and data security matters;

•	absence of litigation;

•	insurance matters;

•	employee benefit plans;

•	environmental matters;

•	employment and labor matters;

•	FDA and regulatory matters;

•	financial advisors and brokers;

•	accuracy of information supplied for purposes of the offer documents and in the Schedule 14D-9;

•	absence of anti-takeover agreements or provisions, including any stockholder rights plans;

•	absence of certain affiliate transactions;

•	the relationships as between Imago and certain of its key suppliers and manufacturers;

•	receipt of opinion of its financial advisor; and

•	the existence of certain actions that would render Section 251(h) of the DGCL inapplicable.

Some of the representations and warranties in the Merger Agreement made by Imago are qualified as to materiality or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (i) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Imago and its subsidiaries, taken as a whole or (ii) would prevent the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement prior to the Outside Date; however, for purposes of clause (i) only, any event, change circumstance, occurrence, effect or state of facts to the extent resulting from any of the following will not be deemed to constitute a Material Adverse Effect and will be disregarded in determining whether a Material Adverse Effect has occurred:

•

changes or conditions generally affecting the industry in which Imago and its subsidiaries operate, or any economy or any financial or securities markets (except to the extent such matters have a material and disproportionate adverse impact on Imago and its subsidiaries, taken as a whole, as compared to other companies in the industry in which Imago and its subsidiaries operate, in which case, the incremental disproportionate and material adverse impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect);

•

the outbreak or escalation of war or acts of terrorism (except to the extent such matters have a material and disproportionate adverse impact on Imago and its subsidiaries, taken as a whole, as compared to other companies in the industry in which Imago and its subsidiaries operate, in which case, the incremental disproportionate and material adverse impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect);

•

any plagues, pandemics (including COVID-19) or any escalation or worsening or subsequent waves thereof, epidemics, hurricane, tornado, tsunami, flood, volcanic eruption, earthquake, or other natural disaster (except to the extent such matters have a material and disproportionate adverse impact on Imago and its subsidiaries, taken as a whole, as compared to other companies in the industry in which Imago and its subsidiaries operate, in which case, the incremental disproportionate and material adverse impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect);

•

any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or similar laws, directives, restrictions, guidelines, responses or recommendations of or promulgated by any governmental entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to any pandemic (including COVID-19) (except to the extent such matters have a material and disproportionate adverse impact on Imago and its subsidiaries, taken as a whole, as compared to other companies in the industry in which Imago and its subsidiaries operate, in which case, the incremental disproportionate and material adverse impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect);

•

any failure, in and of itself, by Imago to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period ending on or after the date of the Merger Agreement (except that the facts or occurrences giving rise to or contributing to such change or condition that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect);

•

any change in and of itself in the market price or trading volume of the Shares (except that the facts or occurrences giving rise to or contributing to such change or condition that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect);

•	changes in law, GAAP, any applicable accounting standards or any interpretation of any of the foregoing, in each case first proposed after the date of the Merger Agreement;

•	the announcement or pendency of the transactions contemplated by the Merger Agreement; or

•	any action taken that is expressly required by, or the omission of any action that is expressly prohibited by, the Merger Agreement.

In the Merger Agreement, Parent and Merger Sub have made representations and warranties to Imago with respect to, among other things:

•	corporate matters, such as organization, good standing and power and authority;

•	authority to enter into the Merger Agreement and perform their obligations thereunder and to consummate the Offer, the Merger and the other transactions contemplated thereby;

•	due execution and enforceability of the Merger Agreement;

•	absence of breaches or conflicts of organizational documents, applicable laws and contracts as a result of the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•	required consents, approvals and filings as a result of the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•	absence of litigation;

•	accuracy of information included in this Offer to Purchase or supplied for purposes of the Schedule 14D-9;

•	financial advisors and brokers;

•	capitalization and operations of Merger Sub;

•	Parent’s, Merger Sub’s and their respective affiliates’ status as an “interested stockholder”;

•	approval of the Merger Agreement;

•	sufficiency and availability of funds to consummate the Offer and the Merger; and

•	investigation by Parent and Merger Sub of Imago and disclaimer of reliance on representations and warranties not made in the Merger Agreement.

Some of the representations and warranties in the Merger Agreement made by Parent and Merger Sub are qualified as to materiality or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, the term “Parent Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that materially impairs the ability of Parent and Merger Sub to consummate, or prevents or materially delays Parent’s and Merger Sub’s ability to effect, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement or in any certificate or other writing delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger. Prior to the earlier of the closing of the Merger or the termination of the Merger Agreement, and except for certain actions set forth in the Disclosure Letter, as required by applicable law or in respect of actions taken by Imago or any of its subsidiaries (i) mitigating the adverse effects occurring after the date of the Merger Agreement of events caused by COVID-19 or the public health emergency resulting therefrom (including as reasonably necessary to protect the health and safety of customers, suppliers, employees and other business relationships of Imago and its subsidiaries) or (ii) ensuring compliance by Imago and its subsidiaries and their respective directors, officers and employees with certain COVID-19 measures (collectively, “COVID-19 Actions”), as expressly permitted by the Merger Agreement or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), Imago will, and will cause its subsidiaries to, use reasonable best efforts to, (i) carry on its business in the ordinary course of business, (ii) preserve intact its business organization, material assets and material permits, (iii) keep available the services of its current officers and employees and (iv) preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors, collaboration partners and others having business dealings with it.

During the same time period, Imago has further agreed that, except as set forth in the Disclosure Letter, as required by applicable law or in respect of COVID-19 Actions to the extent required by any law or governmental entity, as expressly permitted by the Merger Agreement or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), Imago will not, and will not permit its subsidiaries to:

(i)

(A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends by a wholly owned subsidiary of Imago to its parent, (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of Imago or its subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or (C) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests other than as otherwise provided for in (ii) below;

(ii)

issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien any shares of its capital stock or other equity interests or any securities convertible into, exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of Imago on a deferred basis or other rights linked to the value of Shares, including pursuant to contracts as in effect on the date of the Merger Agreement (other than the issuance of Shares upon the exercise of Imago Stock Options outstanding on November 18, 2022 in accordance with their terms as in effect on such date and issuances of Shares pursuant to the Imago 2021 Employee Stock Purchase Plan in accordance with the terms of the Merger Agreement);

(iii)	amend or otherwise change, or authorize or propose to amend or otherwise change its certificate of incorporation or by-laws (or similar organizational documents);

(iv)

directly or indirectly acquire (A) by merging or consolidating with, purchasing an equity interest in or a portion of the assets of, making an investment in or loan or capital contribution to or in any other similar manner, any corporation, partnership, association or other business organization or division thereof or (B) any assets that are otherwise material to Imago, other than assets acquired in the ordinary course of business;

(v)

sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any lien or otherwise dispose in whole or in part of any of its properties (including Imago’s products and other intellectual property), assets or rights or any interest therein, except sales, non-exclusive licenses, or other dispositions of inventory in the ordinary course of business;

(vi)	adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(vii)

(A) other than in connection with the financing of ordinary course trade payables or accounts payable in the ordinary course of business, incur, create, assume or otherwise become liable for, or repay or prepay, in each case, any indebtedness in excess of $250,000, or amend, modify or refinance any material indebtedness or (B) other than with respect to accounts receivable and extensions of credit in the ordinary course of business and advances in expenses to employees in the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any other person, other than Imago or any direct or indirect wholly owned subsidiary of Imago;

(viii)

incur or commit to incur any capital expenditure or authorization or commitment with respect thereto in excess of $100,000 in the aggregate or not otherwise provided for in Imago’s capital expenditure budget;

(ix)

(A) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $100,000 in any individual case, other than the payment, discharge or satisfaction in the ordinary course of business or as required by their terms as in effect on the date of the Merger Agreement of claims, liabilities or obligations reflected or reserved against in the most recent audited financial statements (or the notes thereto) of Imago included in Imago’s SEC filings filed prior to the date of the Merger Agreement (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business, (B) cancel or otherwise forgive any material indebtedness owed to Imago or any of its subsidiaries (including loans made to certain service providers) or (C) waive, release, grant or transfer any right of material value;

(x)

(A) modify, amend, terminate, waive, release or assign any rights under, cancel, extend, determine not to renew, or exercise any material option under any material contract, (B) enter into any contract that if in effect on the date hereof would be a material contract, or (C) amend or modify any contract in existence on the date hereof that, after giving effect to such amendment or modification, would be a material contract;

(xi)

commence any action (other than an action as a result of an action commenced against Imago or any of its subsidiaries or any action taken against Parent, Merger Sub, or any of their respective affiliates) for monetary consideration in excess of $100,000, or, other than in connection with a breach of the Merger Agreement or any other agreements contemplated thereby, compromise, settle or agree to settle any action (including any action relating to the Merger Agreement or the transactions contemplated thereby) that results in a payment of monies to or from Imago of more than $100,000 in any individual case;

(xii)	change its financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable law, or revalue any of its material assets;

(xiii)	change its fiscal year;

(xiv)

settle or compromise any liability for income or other material taxes; file any amended income or other material tax return or claim for an income or other material tax refund; make, revoke or modify any material tax election; file any income or other material tax return other than on a basis consistent with past practice; consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of income or other material taxes outside of the ordinary course of business; fail to pay any income or other material taxes when due or fail to file any material tax return when due (taking into account any valid extensions); enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or any closing agreement (in each case, other than standard commercial agreements with third parties entered into in the ordinary course of business the principal purpose of which is unrelated to taxes); or change any method of accounting for tax purposes;

(xv)

other than as required to comply with applicable law or a benefit plan in effect as of the date of the Merger Agreement (A) grant any service provider any increase in compensation, bonus or other benefits, or grant any type of compensation or benefits to any service provider who was not previously receiving or entitled to receive such type of compensation or benefit, or pay any bonus of any kind or amount to any service provider, other than, in the ordinary course of business, individual increases of up to three percent in the annual base salary or wage rate, (B) grant or pay to any current or former service provider any severance, termination, retention, change in control, transaction or similar payments or benefits, or make any modifications thereto or increases thereof, (C) pay any benefit or grant or amend any award (including in respect of stock-based or stock-related awards or the removal or modification of any restrictions in any benefit plan or awards made thereunder), (D) adopt or enter into any collective bargaining agreement or other labor union contract, (E) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any company plan or other contract or (F) establish, adopt or enter into any new employee benefit or compensation plan or arrangement or amend, modify, materially alter the prior interpretation of or terminate any existing benefit plan, in each case for the benefit of any current or former service provider;

(xvi)	hire any officer or any other service provider with annual base compensation of $200,000 or higher;

(xvii)

terminate any officer or any other service provider with annual base compensation of $200,000 or higher or otherwise cause any such individual to resign, in each case other than for cause or poor performance (documented in accordance with Imago’s past practices);

(xviii)

terminate, allow to lapse or expire, suspend, modify in any material respect or otherwise take any step to materially limit the effectiveness or validity of, or fail to maintain as valid and in full force and effect, any permit;

(xix)	enter into any new line of business outside of its existing business;

(xx)

(A) sell, assign or transfer all or any portion of Imago’s intellectual property, (B) grant any licenses of Imago’s intellectual property, excluding non-exclusive licenses entered into by Imago or any of its subsidiaries in the ordinary course of business (C) abandon, permit to lapse or cease to prosecute or maintain any of Imago’s registered intellectual property, or (D) disclose to any third party, other than under a confidentiality agreement or other legally binding confidentiality undertaking, any material trade secret of Imago or any of its subsidiaries that is included in a way that results in loss of material trade secret protection thereon, except for any such disclosures made as a result of publication of a patent application filed by Imago or any of its subsidiaries or in connection with any required regulatory filing;

(xxi)	adopt or implement any stockholder rights plan or similar arrangement;

(xxii)

(A) commence, alone or with any third party, any research program or pre-clinical or clinical study that has not been disclosed to Parent prior to the date of the Merger Agreement, (B) unless mandated by any governmental entity, discontinue, terminate or suspend any ongoing research program or clinical study or (C) unless mandated by any governmental entity, make any material change to, discontinue, terminate or suspend any ongoing clinical study; or

(xxiii)	authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Access to Information. From and after November 19, 2022 until the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, Imago will, and will cause its subsidiaries to, upon reasonable advance notice, (i) give Parent and Merger Sub and their respective representatives reasonable access during normal business hours (in a manner that does not unduly disrupt Imago’s and its subsidiaries’ operations) to all of the properties, assets, books, contracts, commitments, personnel and records of Imago and its subsidiaries, (ii) furnish Parent with a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws, and (iii) use reasonable best efforts to promptly provide to Parent all other information concerning its business, properties and personnel as Parent or Merger Sub may reasonably request (including tax returns filed and those in preparation and the workpapers of its auditors). Notwithstanding the foregoing, Imago will not be required to disclose, or cause to be disclosed, any information to the extent such disclosure would (i) contravene applicable law, (ii) result in the loss of attorney-client privilege of Imago or any of its subsidiaries or (iii) violate confidentiality obligations to any person that were in effect prior to the execution of the Merger Agreement. Imago has also committed to keeping Parent and Merger Sub informed on a reasonably current basis of any material developments (including the occurrence of any serious adverse event), substantive meetings (including videoconferences or calls), conferences, discussions or negotiations with any governmental entity relating to Imago’s products.

No Solicitation. Under the Merger Agreement, Imago has agreed that from and after the execution of the Merger Agreement until the earlier of the closing of the Merger or the date, if any, on which the Merger Agreement is validly terminated, Imago will not, will not authorize its subsidiaries or any directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives (collectively, “Representatives”) of Imago or any of its subsidiaries to, and will direct such representatives not to, directly or indirectly:

(i)

solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal (as defined below), or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal;

(ii)

enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal; or

(iii)	resolve, agree or propose to do any of the foregoing.

Imago has further agreed that it will, and will cause its subsidiaries to, and will instruct the Representatives of Imago and its subsidiaries to, (i) immediately cease and cause to be terminated all existing discussions and negotiations with any person conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal or potential Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such person, (ii) request the prompt return or destruction of all confidential information previously provided with respect to any Acquisition Proposal or potential Acquisition Proposal pursuant to the terms of any contract to do so and (iii) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its affiliates or Representatives is a party with respect to any Acquisition Proposal or potential Acquisition Proposal, and will enforce the provisions of any such agreement (including seeking any injunctive relief available to enforce such agreement) unless, in each case with respect to this clause (iii), the Imago Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to Imago’s stockholders under applicable law, in which case Imago may, with prior written notice to Parent, take such action with respect to such standstill agreement solely to the extent necessary to permit the applicable person, if it has not been solicited in violation of the Merger Agreement, to make, on a confidential basis to the Imago Board, an Acquisition Proposal, conditioned upon such person agreeing to disclosure of such Acquisition Proposal to Parent.

Notwithstanding the restrictions described above or anything else in the Merger Agreement to the contrary, if prior to the Acceptance Time, (1) Imago directly or indirectly receives a written Acquisition Proposal that the Imago Board believes in good faith to be bona fide, (2) such Acquisition Proposal was unsolicited and did not otherwise result from a breach of the restrictions described above, (3) the Imago Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below) and (4) the Imago Board determines in good faith (after consultation with outside legal counsel and financial advisors) that the failure to take the actions referred to in clause (x) or (y) below would reasonably be expected to constitute a breach of its fiduciary duties to the Imago stockholders under applicable law, then Imago may (x) furnish information with respect to Imago and its subsidiaries to the person (including its Representatives (including, for these purposes, sources of financing)) making such Acquisition Proposal pursuant to a customary confidentiality agreement containing confidentiality terms substantially similar to, and no less favorable to Imago than, those set forth in the Confidentiality Agreement (as described in this Section 11—“The Merger Agreement; Other Agreements—Confidentiality Agreement”) (an “Acceptable Confidentiality Agreement”) and (y) participate in discussions or negotiations with the person making such Acquisition Proposal regarding such Acquisition Proposal, provided that (A) Imago must provide Parent for informational purposes only a non-redacted copy of each confidentiality agreement Imago has executed with such person promptly (and in any event within 24 hours) after execution; and (B) any non-public information provided to any such person must have been previously provided to Parent or must be provided to Parent prior to or substantially concurrently with the time it is provided to such person. Imago may not provide (and must instruct its Representatives not to provide) any non-public information determined by Imago to be commercially or competitively sensitive in connection with the foregoing permitted actions, except in accordance with customary “clean room” or other similar procedures designed to limit any adverse effect of the sharing of such information on Imago.

Pursuant to the Merger Agreement, from and after the execution of the Merger Agreement until the earlier of the Acceptance Time or the date, if any, on which the Merger Agreement is validly terminated, Imago is required to promptly (and in any event within 24 hours) advise Parent in writing if Imago or any of its subsidiaries or Representatives receives any Acquisition Proposal or any proposal or offer that is or would reasonably be expected to lead to an Acquisition Proposal, in each case together with the identity of the person making any such Acquisition Proposal, and a copy of any written proposal, offer or draft agreement provided by such person. Imago must also keep Parent reasonably informed (orally and in writing) in all material respects on a timely basis of the status and details (including, within 24 hours after the occurrence of any material amendment, modification, development, discussion or negotiation) of any such Acquisition Proposal, proposal or offer, including furnishing copies of any material written inquiries, material correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Imago is also required to promptly (and in any event within 24 hours) notify Parent in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to the Merger Agreement, and is not permitted to begin providing such information or engaging in such discussions or negotiations prior to providing such notice. Imago is required to provide Parent with at least 24 hours prior notice (or such shorter notice as may be provided to the Imago Board) of a meeting of the Imago Board (or a committee thereof) at which the Imago Board (or committee thereof) is reasonably expected to consider an Acquisition Proposal.

The Merger Agreement provides that any material breach of the obligations described in this Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—No Solicitation” by Imago’s or any of its subsidiaries’ Representatives acting, or purporting to act, in their authorized capacities on behalf of Imago or any of its subsidiaries will be deemed to be a material breach of the Merger Agreement by Imago.

Under the Merger Agreement, “Acquisition Proposal” is defined as any proposal or offer with respect to any transaction or series of related transactions involving:

•

any direct or indirect acquisition or purchase or license, in one transaction or a series of related transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture, licensing or similar transaction, or otherwise, of (x) assets or businesses of Imago and its subsidiaries that generate 20% or more of the net revenues or net income (for the 12 month period ending on the last day of Imago’s most recently completed fiscal quarter) or that represent 20% or more of the total assets (based on fair market value) of Imago and its subsidiaries, taken as a whole, immediately prior to such transaction; or (y) 20% or more of any class of capital stock, other equity securities or voting power of Imago or any resulting parent company of Imago, or

•

any sale or license by Imago or any of its subsidiaries of (other than any non-exclusive and non-material license granted by Imago or any of its subsidiaries in the ordinary course of business), or joint venture, partnership, collaboration or monetization transaction involving Imago or any of its subsidiaries with respect to, bomedemstat, in each case other than the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

In addition, the Merger Agreement defines “Superior Proposal” as any bona fide written Acquisition Proposal (except the references in the definition thereof to “20%” will be deemed to be references to “50%”) that has not been solicited in violation of the Merger Agreement the Imago Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all material legal, financial, regulatory and other aspects of the proposal (including the financing terms) and the person making the proposal (including the ability of such person to finance and consummate such proposal), is (i) more favorable to the Imago stockholders from a financial point of view than the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including any adjustment to the terms and conditions proposed by Parent in response to such proposal) and (ii) reasonably likely of being completed on the terms proposed.

The Imago Board’s Recommendation. As described above, and subject to the provisions described below, the Imago Board has determined to recommend that Imago stockholders accept the Offer and tender their Shares into the Offer. The Imago Board also agreed to include its recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Under the Merger Agreement, neither the Imago Board nor any committee of the Imago Board will, (i) cause or permit Imago or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract, except for an Acceptable Confidentiality Agreement (an “Alternative Acquisition Agreement”), in each case constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal, or resolve, agree or propose to take any such actions, or (ii) take any of the following actions (any such action referred to as a “Adverse Recommendation Change”): (A) withdraw (or modify or qualify in any manner adverse to Parent or Merger Sub), or fail to include in the Schedule 14D-9, the Imago Board Recommendation, (B) recommend or otherwise declare advisable the approval by Imago’s stockholders of any Acquisition Proposal or (C) resolve, agree or propose to take any such actions.

The Merger Agreement does not prohibit the Imago Board or any committee thereof from taking and disclosing to Imago’s stockholders a position contemplated by Rule 14e 2(a), Rule 14d 9 or Item 1012(a) of Regulation M A promulgated under the Exchange Act.

Adverse Recommendation Change in Response to an Acquisition Proposal. Prior to the Acceptance Time and in response to an Acquisition Proposal received after the execution of the Merger Agreement that (i) did not result from a breach of the provisions summarized under this Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—No Solicitation” and (ii) the Imago Board or a committee thereof determines in good faith, after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal, the Imago Board may, if the Imago Board determines in good faith (after consultation with outside legal counsel and financial advisors) that the failure to do so would reasonably be expected to result in a breach of its fiduciary duties to the stockholders of Imago under applicable law, taking into account all adjustments to the terms of the Merger Agreement that may be offered by Parent pursuant to the Merger Agreement, (x) effect an Adverse Recommendation Change, or (y) cause Imago to terminate the Merger Agreement and concurrently enter into a binding and definitive Acquisition Agreement with respect to such Superior Proposal. However, prior to taking any such action:

(i)

Imago must have notified Parent in writing that it intends to take such action at least four business days before taking such action (the “Notice Period”), specifying the reasons therefore (including the terms and conditions of, and the identity of the person making, such Superior Proposal);

(ii)	Imago must have contemporaneously furnished Parent a copy of the proposed Alternative Acquisition Agreement and any other relevant transaction documents; and

(iii)

if Parent makes a proposal during such Notice Period to adjust the terms and conditions of the Merger Agreement, the Imago Board, after taking into consideration the adjusted terms and conditions of the Merger Agreement as proposed by Parent, must continue to determine in good faith (after consultation with outside counsel and its financial advisor) that such Superior Proposal continues to be a Superior Proposal and that the failure to make an Adverse Recommendation Change or terminate the Merger Agreement, as applicable, would reasonably be expected to result in a breach of its fiduciary duties to the Imago stockholders under applicable law.

If there is any amendment to the financial terms or any other material term of such Superior Proposal, the Merger Agreement also requires a new written notice by Imago, with the Notice Period being extended to ensure that at least two business days remain in such period after the time Imago notifies Parent of any such amendment.

Adverse Recommendation Change in Response to an Intervening Event. Other than in connection with an Acquisition Proposal, the Imago Board may also withdraw or modify, or fail to make, in a manner adverse to Parent or Merger Sub, the Imago Board Recommendation (which will be deemed to be an Adverse Recommendation Change under the Merger Agreement) in response to an Intervening Event (as defined below), if the Imago Board determines in good faith, after consultation with its outside legal counsel, that in light of such Intervening Event, the failure of the Imago Board to effect such an Adverse Recommendation Change would reasonably be expected to result in a breach of its fiduciary duties to the Imago stockholders under applicable law. However, prior to taking any such action:

(i)

Imago must have provided to Parent at least three business days’ prior written notice advising Parent that the Imago Board intends to take such action and specifying the facts underlying the Imago Board’s determination that an Intervening Event has occurred, and the reasons for the Adverse Recommendation Change, in reasonable detail;

(ii)	during such three business day period, the Imago Board must have engaged in good faith negotiations with Parent (to the extent Parent seeks to negotiate) to amend the Merger Agreement in such a manner that obviates the need for an Adverse Recommendation Change as a result of the Intervening Event; and

(iii)

if Parent makes a proposal during such three business day period to amend the Merger Agreement, the Imago Board, after taking into consideration the amended terms and conditions of the Merger Agreement as proposed by Parent, must continue to determine in good faith, after consultation with its outside legal counsel, that the failure of the Imago Board to effect such an Adverse Recommendation Change in light of such Intervening Event would continue to reasonably be expected to result in a breach of its fiduciary duties to the Imago stockholders under applicable law.

The Merger Agreement defines “Intervening Event” as a material fact, event, change, development or set of circumstances (including any unforeseen acceleration or deceleration of existing changes, developments or circumstances) (other than an Acquisition Proposal occurring or arising after the execution of the Merger Agreement or any event reasonably expected to lead to an Acquisition Proposal) that (a) was not known to the Imago Board as of the execution of the Merger Agreement nor reasonably foreseeable as of or prior to the execution of the Merger Agreement and (b) does not relate in any way to (i) any Acquisition Proposal or any event reasonably expected to lead to an Acquisition Proposal, (ii) any events, changes or circumstances relating to Parent, Merger Sub or any of their affiliates, (iii) clearance of the Merger or the expiration or termination of any waiting period under antitrust laws, or (iv) the results of, or any data derived from, any pre-clinical or clinical testing being conducted by or on behalf of Imago or any of its subsidiaries. In addition, no fact, event, change, development or set of circumstances shall constitute an Intervening Event if such fact, event, change, development or set of circumstances resulted from or arose out of the announcement, pendency or consummation of the Offer or the Merger.

Employee Matters. Parent has agreed to provide or cause to be provided, for one year following the date of the closing of the Merger (the “Closing Date”), for each employee of Imago and its subsidiaries as of immediately prior to the Effective Time (each, a “Continuing Employee”) during such Continuing Employee’s continued employment with the Surviving Corporation (i) an annual base salary or wage rate that is at least equal to that provided to such Continuing Employee as of immediately prior to the Closing Date, (ii) target annual and/or short-term cash incentive compensation opportunities that are no less favorable than those provided to such Continuing Employee as of immediately prior to the Closing Date, (iii) other employee benefits (excluding any equity or equity-based or other long-term incentive compensation opportunities, change in control, transaction, retention or similar payments or benefits, and nonqualified deferred compensation, defined benefit pension and post-employment or retirement health and welfare benefits, and severance entitlements) that are substantially comparable in the aggregate to those provided to either such Continuing Employee as of immediately prior to the Closing Date or similarly situated employees of Parent and its affiliates and (iv) for any Continuing Employee who is not party to an agreement with Imago providing for severance payments and benefits in effect on the date of the Merger Agreement, certain severance payments and benefits as set forth in the Disclosure Letter.

Parent will, and will cause its affiliates to, use commercially reasonable efforts to grant each Continuing Employee full credit for all prior service credited by Imago or any of its subsidiaries under each employee benefit plan of Parent and its affiliates in which such Continuing Employee is eligible to participate for purposes of determining eligibility to participate, vesting, and level of severance and paid time off accruals, to the same extent such service would be recognized by Imago or its applicable subsidiary under any analogous Imago benefit plan immediately prior to the closing of the Merger. The foregoing will not apply to the extent that its application would result in a duplication of benefits, and the service of a Continuing Employee prior to the Closing Date will not be recognized for the purpose of any entitlement to participate in, or receive benefits with respect to, any retiree medical program or other retiree welfare benefit programs or any defined benefit plan, in each case, that is sponsored or maintained by Parents or any of its affiliates.

In addition, Parent will, and will cause its affiliates to, use reasonable best efforts to (i) waive all limitations as to pre-existing conditions, exclusions, active employment requirements, waiting periods and requirements to show evidence of good health with respect to participation and coverage requirements applicable to the Continuing Employees (and their eligible dependents) during the plan year in which the Closing Date occurs under any health and welfare plans of Parent or its affiliates in which the Continuing Employees are eligible to participate on or after the Closing Date to the extent that such limitations were waived or met under any analogous Imago benefit plan; and (ii) provide each Continuing Employee, during the plan year in which the Closing Date occurs, with credit for the dollar amount of all co-payments, deductibles and similar expenses incurred by such Continuing Employee prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any health and welfare plans of Parent or its affiliates in which such Continuing Employee are eligible to participate on or after the Closing Date.

Unless otherwise notified in writing by Parent, no fewer than five days prior to the Closing Date, Imago (or its applicable affiliate) will take actions necessary to terminate any 401(k) plan of Imago or its subsidiaries (each an “Imago 401(k) Plan”) make all employee and employer contributions to the Imago 401(k) Plan, and vest as to 100% all participants’ accounts under the Imago 401(k) Plan, in each case, effective as of no later than one business day prior to the Closing Date.

Nothing in the “Employee Matters” section of the Merger Agreement, express or implied, (i) confers, or is intended to confer, upon any Imago service provider or any beneficiary or dependent thereof, any right, benefit or remedy of any nature whatsoever under or by reason of the Merger Agreement, (ii) establishes, or constitutes an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any benefit plan, program, agreement or arrangement or (iii) creates any obligation on the part of Imago, Parent or any of their respective affiliates to employ or engage any Imago service provider for any period following closing of the Merger or otherwise interfere with Parent’s or any of its affiliates’ right to terminate the employment or service of any Imago service provider for any reason.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides all rights to indemnification, exculpation and advancement existing in favor of the current or former directors and officers of Imago or its subsidiaries as provided in Imago’s Certificate of Incorporation, Bylaws, equivalent organizational documents of any subsidiary of Imago or in any indemnification agreement, in each case, as in effect on the date of the Merger Agreement, for acts or omissions occurring prior to the Effective Time are to be assumed and performed by the Surviving Corporation (and Parent must cause the Surviving Corporation to so assume and perform) and are to continue in full force and effect for a period of six years after the Effective Time with respect to any claims against such directors or officers arising out of such acts or omissions, except as otherwise required by applicable law. If, at any time prior to the sixth anniversary of the Effective Time, any such current or former director or officer delivers to Imago, its subsidiaries, the Surviving Corporation, its subsidiaries or Parent, as applicable, a written notice asserting a claim for indemnification under any of the provisions set forth in the preceding sentence, then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved.

For a period of six years after the Effective Time, Parent must cause to be maintained in effect Imago’s current directors’ and officers’ liability insurance for acts or omissions occurring prior to the Effective Time. Parent may, however, provide for substitute policies, the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than Imago’s existing policies as of the date of the Merger Agreement or obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time). However, neither Parent nor Imago will be required to pay annual premiums for directors’ and officers’ liability insurance in excess of 300% of the most recent annual premiums paid by Imago for such purpose, it being understood that Parent will nevertheless be obligated to provide as much coverage as may be obtained for such 300% amount.

If Parent, the Surviving Corporation or any of their successors or assigns consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the foregoing obligations.

Standard of Efforts. Subject to the terms and conditions of the Merger Agreement, each of the parties has agreed to use (and must cause its respective subsidiaries to use) its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including (i) preparing and filing as promptly as practicable with any governmental entity all documentation to effect all necessary notices, reports and other filings and (ii) obtaining as promptly as practicable and maintaining all permits necessary or advisable to be obtained from any governmental entity in order to consummate the transactions contemplated by the Merger Agreement. Imago, Parent and Merger Sub agreed that, to the extent permitted by applicable law, they will consult with each other with respect to the obtaining of all such necessary permits and (A) Imago will have the right to review and approve in advance all characteristics of the information relating to Imago and its subsidiaries, (B) Parent will have the right to review and approve in advance all characterizations of the information relating to Parent or Merger Sub, and (C) each of Imago and Parent will have the right to review and approve in advance all characterizations of the information relating to the transactions contemplated by the Merger Agreement, in each case, that appear in any material filing made in connection with the transactions contemplated by the Merger Agreement.

Under the Merger Agreement, each of Imago and Parent (and their respective controlled affiliates, if applicable) must: (i) as promptly as practicable, and in any event within 10 business days after the date of the Merger Agreement, file or cause to be filed with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (“DOJ”) any notifications required to be filed under the HSR Act with respect to the Offer, the Merger and the other transactions under the Merger Agreement, (ii) as promptly as practicable after the date of the Merger Agreement, make appropriate filings pursuant to any other applicable antitrust law with respect to the Offer, the Merger and the other transactions under the Merger Agreement and (iii) supply as promptly as practicable any additional information and documentary material that may be requested and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods or obtain any required authorizations under such antitrust laws as soon as practicable, including, pulling and refiling any notice under the HSR Act with the prior written consent of Parent and Imago (not to be unreasonably withheld, conditioned or delayed).

Imago and Parent will, in connection with the Offer, the Merger and the other transactions under the Merger Agreement: (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry with respect to the transactions contemplated by the Merger Agreement, (ii) promptly notify the other party of any substantive communication received from, or given to, any governmental entity with respect to the Offer, the Merger and the other transactions under the Merger Agreement and keep the other parties reasonably informed as to the status of any such substantive request, inquiry, investigation, or other communication, (iii) subject to applicable law, and to the extent practicable, permit the other party to review in advance any proposed substantive communication by it to any governmental entity with respect to the Offer, the Merger and the other transactions under the Merger Agreement, and incorporate the other party’s reasonable comments, (iv) not agree to participate in any substantive meeting or discussion with any governmental entity in respect of any filing, investigation or inquiry concerning the Merger Agreement or the transactions contemplated by the Merger Agreement unless it consults with the other party in advance and, to the extent permitted by such governmental entity, gives the other party the opportunity to attend, and (v) furnish the other party with non-confidential copies of all substantive correspondence, filings and written communications between them and their affiliates and their respective representatives on one hand, and any such governmental entity or its staff on the other hand, with respect to the Merger Agreement or the transactions contemplated by the Merger Agreement.

At Parent’s reasonable written request, Imago must provide (or must cause its applicable subsidiary to provide) any notices to third parties, and use, and cause each of its subsidiaries to use, reasonable best efforts to obtain any third party consents, approvals or waivers required to be obtained under any material contracts or other contracts in connection with the consummation of the transactions contemplated by the Merger Agreement, provided that neither Imago nor any of its subsidiaries will, without the prior written consent of Parent, agree to, or proffer, any consent fee, concession or other modification to the terms and conditions of any contract in order to obtain any such consent. Imago will reasonably coordinate and cooperate with Parent in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts in connection with the consummation of the transactions contemplated by the Merger Agreement and using commercially reasonable efforts to take or obtain, as applicable, any such actions, consents, approvals or waivers.

Neither Parent nor Merger Sub will be required to offer, accept or agree to, and Imago is not permitted to, without Parent’s prior written consent, offer, accept or agree to: (i) divest, dispose of or hold separate, or cause any of Imago’s subsidiaries to dispose of or hold separate, any portion of the businesses, operations, assets or product lines of Parent, Imago or any of their respective subsidiaries (or a combination of the respective businesses, operations, assets or product lines of Parent, Imago or any of their respective subsidiaries), (ii) restrict, prohibit or limit the ability of Parent, Imago or any of their respective subsidiaries to conduct its business or own its assets, (iii) restrict, prohibit or limit the ownership or operation by Imago, Parent or any of their respective subsidiaries of all or any portion of the business or assets of Parent, Imago, the Surviving Corporation or any of their respective affiliates in any part of the world, (iv) cause Parent or any of its subsidiaries to divest any Shares or (v) impose limitations on the ability of Parent or any of its subsidiaries effectively to acquire, hold or exercise full rights of ownership of, any Shares, including the right to vote the Shares acquired or owned by Parent or any of its subsidiaries on all matters properly presented to the Imago stockholders (any such action, a “Non-Required Remedy”). Notwithstanding the foregoing or any other provision of the Merger Agreement to the contrary, in no event will Parent or any of its subsidiaries be obligated to (x) enter into any settlement, undertaking, consent decree, stipulation or agreement with any governmental entity in connection with the transactions contemplated by the Merger Agreement involving a Non-Required Remedy or (y) litigate or participate in the litigation of any action, whether judicial or administrative, brought by any governmental entity challenging or seeking to restrain, prohibit or place conditions on the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or the ownership or operation by Parent, Imago or any of their respective subsidiaries of all or any portion of their respective businesses as presently conducted and as currently proposed to be conducted and involving a Non-Required Remedy.

Stockholder Litigation. From the date of the Merger Agreement until it is terminated in accordance with its terms: (i) each party must promptly notify the other of any stockholder litigation commenced or, to the knowledge of such first party, threatened in writing against such first party or any of its directors or executive officers relating to the Merger Agreement, the Offer, the Merger or the other transactions contemplated thereby and must keep such other party promptly and reasonably informed regarding any such litigation (including by providing copies of all pleadings with respect thereto); (ii) Imago must give Parent the opportunity to participate in the defense and settlement of any stockholder litigation against Imago or its officers or directors relating to any of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement and must consider in good faith Parent’s views with respect thereto; and (iii) Imago is not permitted to enter into any settlement agreement in respect of any stockholder litigation it or its directors or officers relating to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement without Parent’s consent (such consent not to be unreasonably withheld, conditioned or delayed).

Appraisal Actions. Under the Merger Agreement, Imago must provide Parent with prompt written notice of any written demands for appraisal, attempted withdrawals of such demands, and any other written instruments received by Imago from holders of Shares relating to rights of appraisal, and Parent will have the opportunity and right to participate in and direct all negotiations and proceedings with respect to demands for appraisal (provided, that such direction may not result in a binding obligation on the part of Imago that is effective prior to the Effective Time). Except with the prior written consent of Parent, Imago will not make any payment with respect to any demands for appraisal or settle or offer to settle or approve any withdrawal of any such demands for appraisal.

Termination. The Merger Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, as follows:

(a)	by mutual written consent of Parent and Imago;

(b)	by either Parent or Imago if:

(i)

the Acceptance Time has not occurred on or prior to 11:59 p.m. Eastern time on the Outside Date (except that the party seeking to terminate must not have failed to fulfill any of its obligations under the Merger Agreement, which failure has been the primary cause of the failure of the Acceptance Time to have occurred on or prior to the Outside Date) (“Termination for Expiration of the Outside Date”);

(ii)

the Offer has expired or has been validly terminated in accordance with its terms without Merger Sub having accepted for payment any Shares pursuant to the Offer (except that the party seeking to terminate must not have failed to fulfill any of its obligations under the Merger Agreement, which failure has been the primary cause of the failure of the Acceptance Time to have occurred on or prior to the Outside Date); or

(iii)

any court of competent jurisdiction or other governmental entity has issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Merger Agreement and such judgment, order, injunction, rule, decree or other action has become final and non-appealable (except that the party seeking to terminate the Merger Agreement pursuant to this prong must have taken all actions required under the Merger Agreement to have any such judgment, order, injunction, rule, decree, ruling or other action lifted).

(c)	by Parent if:

(i)

Imago has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement or if any such representation or warranty of Imago has become untrue, which breach or failure to perform or be true, either individually or in the aggregate, if continuing to occur as of the Acceptance Time (A) would result in the failure of an Offer Condition set forth in clause (iii)(D)) in Section 15—“Conditions of the Offer” below to be satisfied, and (B) cannot be or has not been cured within the earlier of the Outside Date and the date that is 30 days following receipt by Imago of written notice of such breach or failure, provided that Parent or Merger Sub is not then in material breach of any of its covenants or agreements set forth in the Merger Agreement (“Termination for Imago’s Breach or Failure to Perform”); or

(ii)

(A) an Adverse Recommendation Change has occurred, (B) Imago fails to publicly recommend against any tender or exchange offer that constitutes an Acquisition Proposal relating to securities of the Company within 10 business days of such offer having been commenced or (C) Imago fails to publicly reaffirm its recommendation of the Merger within 10 business days after a request to do so by Parent following the date any Acquisition Proposal or any material modification thereto is first commenced, publicly announced, distributed or disseminated to the Imago stockholders (provided that Parent may only make such request once every 30 days) (“Termination for Adverse Recommendation Change or Failure to Reaffirm the Board Recommendation”).

(d)	by Imago if:

(i)

Parent or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement or if any such representation or warranty made by Parent or Merger Sub becomes untrue, which breach or failure to perform or be true, either individually or in the aggregate, if continuing to occur as of the Acceptance Time (A) would result in a Parent Material Adverse Effect, and (B) cannot be or has not been cured by the earlier of the Outside Date and 30 days after the giving of written notice to Parent of such breach or failure, provided that Imago is not then in material breach of any of its covenants or agreements set forth in the Merger Agreement; or

(ii)

in order to accept a Superior Proposal in accordance with the terms of the Merger Agreement, provided that Imago must have (A) substantially concurrently with such termination entered into the associated Alternative Acquisition Agreement, (B) otherwise complied with all provisions of the Merger Agreement the notice provisions thereof, and (C) paid the Termination Fee described below (“Termination for Acceptance of a Superior Proposal”).

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement (other than certain specified provisions, including those described in Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination Fees” below), will become void and of no effect with no liability on the part of any party (or of any of its representatives). No such termination will relieve any person of any liability for damages arising out of resulting from (i) any intentional fraud or (ii) an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party with the knowledge that the taking of such act or failure to take such act would cause a breach of the Merger Agreement, including with respect to the making of a representation set forth in the Merger Agreement. Parent will cause the Offer to be terminated immediately after any termination of the Merger Agreement.

The Merger Agreement requires Imago to pay Parent a termination fee of $47,100,000 (the “Termination Fee”) if:

(a)

(i) after the date of the Merger Agreement and prior to the termination of the Merger Agreement pursuant to a Termination for Expiration of the Outside Date or a Termination for Imago’s Breach or Failure to Perform, an Acquisition Proposal is made directly to the Imago stockholders or is otherwise publicly disclosed or otherwise communicated in writing to senior management of Imago or the Imago Board, (ii) the Merger Agreement is terminated by either a Termination for Expiration of the Outside Date or a Termination for Imago’s Breach or Failure to Perform, and (iii) within 12 months after the date of such termination, Imago enters into a definitive written agreement in respect of any Acquisition Proposal, or recommends or submits an Acquisition Proposal to its stockholders for adoption, or a transaction in respect of any Acquisition Proposal is consummated, which, in each case, need not be the same Acquisition Proposal that was made, disclosed or communicated prior to such termination (except for purposes of this clause (iii) the references in the definition of “Acquisition Proposal” to “20%” will be deemed to be a reference to “50%”);

(b)	Parent terminates the Merger Agreement by a Termination for Adverse Recommendation Change or Failure to Reaffirm the Board Recommendation; or

(c)	Imago terminates the Merger Agreement by a Termination for Acceptance of a Superior Proposal.

Expenses. Except as otherwise specifically provided in the Merger Agreement, each party will bear its own expenses in connection with the Merger Agreement and the transactions thereunder.

Amendment and Waiver. The Merger Agreement may be amended, modified or supplemented by the parties by action taken or authorized by, in the case of Parent, its Board of Managers, and in the case of Merger Sub or Imago, their respective Boards of Directors, at any time prior to the Acceptance Time if made by an instrument in writing specifically designated as an amendment thereto, signed on behalf of each of the parties in interest at the time of the amendment. After Merger Sub has accepted for payment and paid for Shares pursuant to the Offer, the Merger Agreement cannot be amended in a manner that decreases the Merger Consideration.

Governing Law. The Merger Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of law rules of such state. Parent, Merger Sub and Imago have agreed expressly and irrevocably that any legal action or proceeding arising out of or relating to the Merger Agreement must be brought in the Court of Chancery of the State of Delaware or if such Court of Chancery lacks jurisdiction, any federal or state court located in Wilmington, Delaware.

Specific Performance. The parties have agreed that, in the event of any breach of the Merger Agreement, irreparable harm would occur that monetary damages could not make whole, and further agreed that they will be entitled to specific performance in addition to any other remedy to which they are entitled at law or in equity. The parties have also agreed to waive any defense in any action for specific performance that a remedy at law would be adequate and any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Other Agreements

Confidentiality Agreement

Parent and Imago entered into an Amended & Restated Mutual Confidential Disclosure Agreement, dated as of October 7, 2022 (the “Confidentiality Agreement”), in connection with a possible negotiated business combination between the parties. Pursuant to the Confidentiality Agreement, subject to certain customary exceptions, Parent agreed to keep confidential certain proprietary or non-public information disclosed by or on behalf of Imago or its representatives for a period of seven years, and to use any such information for the purpose of evaluating a possible business combination.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, filed as Exhibit (d)(2) of the Schedule TO and incorporated herein by reference.

Support Agreement

In connection with entering into the Merger Agreement, Parent and Merger Sub entered into a Tender and Support Agreement (as it may be amended from time to time, the “Support Agreement”), dated as of November 19, 2022 with Enoch Kariuki, Dina Chaya Moghrabi, Robert Baltera, Dennis Henner, Laurie B. Keating, Michael H. Arenberg, Hugh Y. Rienhoff, Jr., Laura G. Eichorn, Amy E. Tapper, Jennifer Peppe and certain of their related trusts and IRAs (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), which together beneficially owned, in the aggregate, approximately 2.9% of the total outstanding Shares as of November 19, 2022 (the “Subject Shares”). In addition, the Supporting Stockholders beneficially own Imago Stock Options that, if exercised, would result in the Supporting Stockholders owning additional Subject Shares. If the Supporting Stockholders exercised their Imago Stock Options in full as of November 19, 2022, the Subject Shares would have represented in the aggregate approximately 14% of the total outstanding Shares as of such date.

Pursuant to and subject to the terms and conditions of the Support Agreement, each Supporting Stockholder has agreed to tender in the Offer all Subject Shares. In addition, each Supporting Stockholder has agreed that, during the time the Support Agreement is in effect, at any meeting of stockholders, or any adjournment or postponement thereof, such Supporting Stockholder will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Subject Shares:

•

against any action, agreement or transaction that would reasonably be expected to (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Imago contained in the Merger Agreement, or of any Stockholder contained in the Support Agreement or (ii) result in any of the Offer Conditions or the conditions to the Merger not being satisfied prior to the Expiration Date;

•

against any change in the Imago Board (unless such proposed change in the Imago Board was proposed by the Imago Board and is not in connection with or in support of any actual or potential Acquisition Proposal); and

•

against any Acquisition Proposal and against any other action, agreement or transaction involving Imago that is intended, or would impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement.

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares, including restrictions on transfer, and agreed to comply with the non-solicitation restrictions described above in Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—No Solicitation.”

The Support Agreement will terminate with respect to a particular Supporting Stockholder upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the mutual written consent of Parent and such Supporting Stockholder and (d) any amendment to the Merger Agreement or the Offer is effected without the Supporting Stockholders’ written consent that (i) deceases the amount, or changes the form of consideration payable to all stockholders of Imago pursuant to the terms of the Merger Agreement, (ii) reduces the number of Shares sought to be purchased by Merger Sub in the Offer, or (iii) amends, changes, or modifies any of the conditions to the Offer in a manner that adversely affects such Supporting Stockholder.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit (d)(3) of the Schedule TO and incorporated herein by reference.

Material Transfer Agreement

Merck and Imago entered into a Material Transfer Agreement, dated as of November 19, 2022 (the “MTA”), in connection with Parent, Merger Sub and Imago entering into the Merger Agreement. Pursuant to the MTA, Imago agreed to provide Merck with certain specified materials related to bomedemstat for Merck to, among other uses, conduct analytical testing and perform analytical method development. The MTA does not purport to transfer ownership in any intellectual property already conceived of by either Merck or Imago (or any derivatives thereof). The MTA will terminate upon the earlier of the consummation of the Merger, the termination of the Merger Agreement in accordance with its terms or November 19, 2023 and is subject to the terms of the Confidentiality Agreement.

The foregoing description of the MTA is only a summary and does not purport to be complete.

12.    Purpose of the Offer; Plans for Imago

Purpose of the Offer

The purpose of the Offer is for Parent, through Merger Sub, to acquire control of, and would be the first step in Parent’s acquisition of the entire equity interest in, Imago. The Offer is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Merger Sub intends to complete the Merger as soon as practicable thereafter.

The Imago Board has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Imago and its stockholders; (ii) declared that it is advisable for Imago to enter into the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (iii) approved the execution, delivery and performance by Imago of the Merger Agreement and consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) elected to consummate the Merger pursuant to Section 251(h) of the DGCL; and (v) recommended that Imago’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

If the Offer is consummated, we do not anticipate seeking the approval of Imago’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following the consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of such corporation that would otherwise be required to approve a merger for such corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of such corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of Imago’s stockholders in accordance with Section 251(h) of the DGCL.

Plans for Imago

After completion of the Offer and the Merger, Imago will be a wholly owned subsidiary of Parent. In connection with Parent’s consideration of the Offer, Parent has developed a plan, on the basis of available information, for the combination of the business of Imago with that of Parent. Parent plans to integrate Imago’s business into Parent. Parent will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

Except as set forth in this Offer to Purchase and the Merger Agreement, Parent and Merger Sub have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Imago (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Imago, (iii) any material change in Imago’s capitalization or dividend policy, (iv) any other material change in Imago’s corporate structure or business, (v) any change to the board of directors or management of Imago, (vi) a class of securities of Imago being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Imago being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.    Certain Effects of the Offer

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and Imago will consummate the Merger as soon as practicable (and in no event later than one business day after the consummation of the Offer) pursuant to Section 251(h). Immediately following the Merger, all of the outstanding shares of Imago’s common stock will be held by Parent.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Merger Sub intends to consummate the Merger as soon as practicable and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Imago to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Imago to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Imago, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Imago and persons holding “restricted securities” of Imago to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend to cause the delisting of the Shares from Nasdaq and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.

14.    Dividends and Distributions

The Merger Agreement provides that from November 19, 2022 to the Effective Time, without the prior written consent of Parent, Imago will not declare, set aside or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its capital stock or shares.

15.    Conditions of the Offer

For purposes of this Section 15, capitalized terms used in this Section 15 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference. The obligation of Merger Sub to accept for payment and pay for Shares validly tendered and not properly withdrawn pursuant to the Offer is subject to the satisfaction of the conditions below.

Merger Sub is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and, subject to the terms of the Merger Agreement, may delay the acceptance for payment of or payment for Shares or may terminate or amend the Offer if:

(i)

as of one minute following 11:59 p.m., Eastern time, on the scheduled Expiration Date, there shall not have been validly tendered and not withdrawn a number of Shares that, together with the Shares, if any, then owned by Parent or any of its subsidiaries, would represent at least one Share more than 50% of the number of Shares that are then issued and outstanding, which is referred to in this Offer to Purchase as the Minimum Condition;

(ii)

as of one minute following 11:59 p.m., Eastern time, on the scheduled Expiration Date, any applicable waiting period under the HSR Act in respect of the transactions under the Merger Agreement has not expired or been terminated, which is referred to in this Offer to Purchase as the HSR Condition;

(iii)	any of the following conditions exist or have occurred and are continuing as of immediately prior to the Acceptance Time:

(A)

any judgment, order, injunction, rule or decree is issued (and is still in effect) by any governmental entity of competent jurisdiction preventing the consummation of the Offer or the Merger, or any law has been enacted or deemed applicable to the Offer or the Merger (and is still in effect) by any governmental entity that prohibits or makes illegal the consummation of the Offer or the Merger, which is referred to in this Offer to Purchase as the Judgment/Illegality Condition;

(B)

there has been instituted, pending or threatened in writing any action by any governmental entity seeking any Non-Required Remedy, which is referred to in this Offer to Purchase as the Non-Required Remedy Condition;

(C)

since November 19, 2022, there has occurred any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(D)

(1) Imago has breached in any material respect or failed to perform in any material respect any of its obligations, covenants or agreements under the Merger Agreement, (2)(I)(a) the representations and warranties of Imago with respect to organization and authority, authority to consummate the Offer and the Merger, non-contravention of Imago’s Certificate of Incorporation or Bylaws or any similar governing documents of any of Imago’s subsidiaries or brokers, are not true and correct in all respects and (b) the representations and warranties of Imago with respect to capitalization are not true and correct in all respects, except for de minimis inaccuracies, in the case of each of the preceding clauses (a) and (b), as of the date of the Merger Agreement or as of and as though made as of immediately prior to the Acceptance Time; or (II) any of the remaining representations and warranties of Imago are not true and correct in all material respects, in each case as of the date of the Merger Agreement or as of and as though made as of immediately prior to the Acceptance Time, unless the circumstances giving rise to such inaccuracies, individually or in the aggregate, do not constitute, and would not reasonably be expected to have, a Material Adverse Effect; or (3) Imago has failed to deliver a certificate certifying to the effect set forth in the foregoing clauses (1) and (2); or

(E)	the Merger Agreement has been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Merger Sub and (except for the Minimum Condition, the HSR Condition and the condition that the Merger Agreement has not been terminated pursuant to its terms) may be waived by Parent or Merger Sub in their sole discretion in whole or in part at any time and from time to time, in each case, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC.

16.    Certain Legal Matters; Regulatory Approvals

General. Based on our examination of publicly available information filed by Imago with the SEC and other publicly available information concerning Imago, we are not aware of any governmental license or regulatory permit that appears to be material to Imago’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods and the obtaining of the required approvals summarized under “Antitrust Compliance” below in this Section 16, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Imago’s business or that certain parts of Imago’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Shares validly tendered (and not properly withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, the HSR Condition. See Section 15—“Conditions of the Offer.”

Antitrust Compliance

Compliance with the HSR Act. Under the HSR Act (including the related rules and regulations that have been promulgated thereunder by the FTC), certain acquisition transactions, including Merger Sub’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Parent and Imago filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on December 5, 2022.

Under the HSR Act, Merger Sub’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 p.m., Eastern time, on December 20, 2022. However, Merger Sub and Imago may receive a request (a “Second Request”) for additional information or documentary material from either the FTC or the Antitrust Division prior to such expiration. If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of 10 days, which will begin on the date on which Merger Sub has substantially complied with the Second Request. Complying with a Second Request can take a significant period of time. Even though the waiting period is not affected by a Second Request to Imago or by Imago supplying the requested information, Imago is obliged to respond to the request within a reasonable time. If the 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10-day waiting period before its expiration.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Merger Sub (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require us or Imago to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages.

State Takeover Laws

Imago is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Imago Board approved the Merger Agreement and the transactions contemplated therein, and the restrictions on “business combinations” described in Section 203 of the DGCL are inapplicable to the Merger Agreement and the transactions contemplated by the Merger Agreement.

Imago conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15—“Conditions of the Offer.”

Going Private Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining

Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because: (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Imago for purposes of the Exchange Act; (ii) we anticipate that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and (iii) in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required

Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Imago stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Merger Sub and Imago will take all necessary action to cause the Merger to become effective as soon as practicable following the consummation of the Offer without a meeting of Imago stockholders, as provided in Section 251(h) of the DGCL.

17.    Appraisal Rights

No appraisal rights are available to the holders of Shares who tender such Shares in connection with the Offer. If the Offer and Merger are consummated, the holders of Shares who: (i) did not tender their Shares pursuant to the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest thereon, if any, as determined by such court. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

In determining the “fair value” of any Shares, the Court of Chancery will take into account all relevant factors. Holders of Shares should recognize that “fair value” so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price.

Section 262 provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger or the surviving corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice by Imago to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 in connection with the Merger, such stockholder must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the date of mailing of the Schedule 14D-9, deliver to Imago a written demand for appraisal of Shares held, which demand must reasonably inform Imago of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL will be included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.    Fees and Expenses

Merger Sub has retained Innisfree M&A Incorporated to be the Information Agent and American Stock Transfer & Trust Company, LLC, to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

None of Parent or Merger Sub will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Merger Sub for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

19.    Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of holders of) Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

No person has been authorized to give any information or to make any representation on behalf of Parent or Merger Sub not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Parent, Merger Sub the Depositary or the Information Agent for the purposes of the Offer.

Merger Sub has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Imago has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Imago Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7—“Certain Information Concerning Imago” above.

M-Inspire Merger Sub, Inc.

December 12, 2022

SCHEDULE I

MANAGERS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each manager and executive officer of Parent are set forth below. The business address of each director and officer is 126 East Lincoln Avenue, P.O. Box 2000, Rahway, New Jersey 07065. All directors and executive officers listed below are United States citizens. Directors of Parent are identified by an asterisk.

Name	Current Principal Occupation or Employment and 5-Year Employment History
Rita A. Karachun*	Manager and President of Parent. Rita A. Karachun has served as Senior Vice President, Finance—Global Controller of Merck & Co., Inc. from 2014 to present.

Aaron Rosenberg*	Manager and Treasurer of Parent. Aaron Rosenberg has served as Senior Vice President and Treasurer of Merck & Co., Inc. since 2021, and prior to that, as Senior Vice President, Corporate Strategy and Planning and Vice President, Finance, of Merck & Co., Inc. from 2015 to 2021.

Timothy G. Dillane	Assistant Treasurer of Parent. Timothy G. Dillane has served as Assistant Treasurer of Merck & Co., Inc. from 2018 to present. Prior to that, he served as Executive Director, Pension Investments of Merck & Co., Inc. from 2017 to 2019.

Juanita Lee	Assistant Treasurer of Parent. Juanita Lee has served as Assistant Treasurer of Merck & Co., Inc. from 2011 to present.

Kelly E.W. Grez	Secretary of Parent. Kelly E.W. Grez has served as Secretary of Merck & Co., Inc. since 2022. Prior to that, she served as Deputy Corporate Secretary of Merck & Co., Inc. from 2020 to 2022 and as Director, Legal, Corporate Transactions at Merck & Co., Inc. from 2015 to 2020.

Jon Filderman*	Manager and Vice President of Parent. Jon Filderman has served as Vice President of Merck & Co., Inc. since 2020 and, prior to that, as Assistant Vice President of Merck & Co., Inc. since 2015.

Gary A. Henningsen, Jr.	Senior Vice President – Tax of Parent. Gary A. Henningsen, Jr. has served as Senior Vice President, Corporate Tax of Merck & Co., Inc. from November 2022 to present. Prior to that, he served as Vice President, Tax Planning of Merck & Co., Inc. from April 2020 to November 2022, and from August 2015 to December 2019 he served as Corporate Vice President, Global Tax & Senior Tax Counsel of Celgene Corporation.

Karen Ettelman	Assistant Secretary of Parent. Karen Ettelman has served as Senior Specialist, Legal at Merck & Co., Inc. since 2021 and, prior to that, as Specialist, Legal Support, Corporate Transactions at Merck & Co., Inc. from 2017 to 2021.

Anthony Wildasin	Assistant Secretary of Parent. Anthony Wildasin has served as Associate Director, Legal at Merck & Co., Inc. since October 2021 and as an Associate and Hiring Committee Member at Day Pitney LLP from September 2018 to October 2021. Previously, Anthony was a law student at the University of Pennsylvania Law School from January 2017 to September 2018.

Robert V. Swartwood	Assistant Treasurer of Parent. Robert V. Swartwood has served as Assistant Treasurer of Merck & Co., Inc. since January 2022. Prior to that, he served as Director of Treasury Planning & Foreign Exchange Risk Management of Merck & Co., Inc. from 2020 to 2022, and as Director of Foreign Exchange Risk Management from 2015 to 2019.

DIRECTORS AND EXECUTIVE OFFICERS OF MERGER SUB

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Merger Sub are set forth below. The business address of each director and officer is 126 East Lincoln Avenue, P.O. Box 2000, Rahway, New Jersey 07065. All directors and executive officers listed below are United States citizens. Directors of Merger Sub are identified by an asterisk.

Name	Current Principal Occupation or Employment and 5-Year Employment History
Rita A. Karachun*	Director and President of Merger Sub. Rita A. Karachun has served as Senior Vice President, Finance—Global Controller of Merck & Co., Inc. from 2014 to present.

Jon Filderman*	Director and Vice President of Merger Sub. Jon Filderman has served as Vice President of Merck & Co., Inc. since 2020 and, prior to that, as Assistant Vice President of Merck & Co., Inc. since 2015.

Gary A. Henningsen, Jr.	Senior Vice President – Tax of Merger Sub. Gary A. Henningsen, Jr. has served as Senior Vice President, Corporate Tax of Merck & Co., Inc. from November 2022 to present. Prior to that, he served as Vice President, Tax Planning of Merck & Co., Inc. from April 2020 to November 2022, and from August 2015 to December 2019 he served as Corporate Vice President, Global Tax & Senior Tax Counsel of Celgene Corporation.

Aaron Rosenberg*	Director, Senior Vice President and Treasurer of Merger Sub. Aaron Rosenberg has served as Senior Vice President and Treasurer of Merck & Co., Inc. since 2021, and prior to that, as Senior Vice President, Corporate Strategy and Planning and Vice President, Finance, of Merck & Co., Inc. from 2015 to 2021.

Timothy G. Dillane	Assistant Treasurer of Merger Sub. Timothy G. Dillane has served as Assistant Treasurer of Merck & Co., Inc. from 2018 to present. Prior to that, he served as Executive Director, Pension Investments of Merck & Co., Inc. from 2017 to 2019.

Juanita Lee	Assistant Treasurer of Merger Sub. Juanita Lee has served as Assistant Treasurer of Merck & Co., Inc. from 2011 to present.

Kelly E.W. Grez	Secretary of Merger Sub. Kelly E.W. Grez has served as Secretary of Merck & Co., Inc. since 2022. Prior to that, she served as Deputy Corporate Secretary of Merck & Co., Inc. from 2020 to 2022 and as Director, Legal, Corporate Transactions at Merck & Co., Inc. from 2015 to 2020.

Karen Ettelman	Assistant Secretary of Merger Sub. Karen Ettelman has served as Senior Specialist, Legal at Merck & Co., Inc. since 2021 and, prior to that, as Specialist, Legal Support, Corporate Transactions at Merck & Co., Inc. from 2017 to 2021.

Robert Swartwood

Assistant Treasurer of Merger Sub. Robert V. Swartwood has served as Assistant Treasurer of Merck & Co., Inc. since January 2022. Prior to that, he served as Director of Treasury Planning & Foreign Exchange Risk Management of Merck & Co., Inc. from 2020 to 2022, and as Director of Foreign Exchange Risk Management from 2015 to 2019.

Anthony Wildasin

Assistant Secretary of Merger Sub. Anthony Wildasin has served as Associate Director, Legal at Merck & Co., Inc. since October 2021 and as an Associate and Hiring Committee Member at Day Pitney LLP from September 2018 to October 2021. Previously, Anthony was a law student at the University of Pennsylvania Law School from January 2017 to September 2018.

DIRECTORS AND EXECUTIVE OFFICERS OF MERCK & CO., INC.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Merck & Co., Inc. are set forth below. The business address of each director and officer is 126 East Lincoln Avenue, P.O. Box 2000, Rahway, New Jersey 07065. All directors and executive officers listed below are United States citizens. Directors of Merck & Co., Inc. are identified by an asterisk.

Name	Current Principal Occupation or Employment and 5-Year Employment History
Douglas M. Baker, Jr.*	Douglas M. Baker, Jr. has served as a Director of Merck & Co., Inc. from 2021 to present. He has held the position of Executive Chairman of Ecolab Inc., a provider of water and hygiene services and technologies for the food, hospitality, industrial and energy markets, from 2021 to 2022 and previously served as the Chairman and Chief Executive Officer from 2006 to 2020 and Chief Executive Officer from 2004 to 2006. He also served as a director of Target Corporation from 2015 to 2021.

Mary Ellen Coe*	Mary Ellen Coe has served as a Director of Merck & Co., Inc. from 2019 to present. She has held the position of President, Google Customer Solutions from 2017 to present. She was previously the Vice President, Go-to-Market Operations and Strategy of Google from 2012 to 2017. She served as Director of Whole Foods Market, Inc. from 2016 to 2017.

Pamela J. Craig*	Pamela J. Craig has served as a Director of Merck & Co., Inc. from 2015 to present. She has also served as Director of 3M Company from 2019 to present, and of Progressive Insurance from 2018 to present. She was formerly a director of VMware, Inc. from 2013 to 2015, of Wal-Mart Stores, Inc. from 2013 to 2017 and of Akamai Technologies, Inc. from 2011 to 2019.

Robert M. Davis*	Robert M. Davis is the Chief Executive Officer and President of Merck & Co., Inc. and also serves as Director. He previously served as the Executive Vice President, Global Services, and Chief Financial Officer of Merck & Co., Inc. from 2014 to 2021. He has been a Director of Duke Energy Corporation from 2018 to present.

Thomas H. Glocer*	Thomas H. Glocer has served as a Director of Merck & Co., Inc. from 2007 to present. From 2012 to present, he has been a Founder and Managing Partner of Angelic Ventures LP, a family office investing in early-stage technology companies with a principal address of 845 3rd Avenue, 4th Floor, New York, NY 10022. He has served as a Director of Morgan Stanley from 2013 to present, and of Publicis Groupe from 2016 to present.

Risa J. Lavizzo-Mourey*	Risa J. Lavizzo-Mourey has served as a Director of Merck & Co., Inc. from 2020 to present. She has served as President Emerita, from 2017 to present, and as President and Chief Executive Officer, from 2003 to 2017, of Robert Wood Johnson Foundation, a healthcare-focused philanthropic organization, with a principal address of 50 College Road East, Princeton, NJ 08540.

Stephen L. Mayo*	Stephen L. Mayo has served as a Director of Merck & Co., Inc. from 2021 to present. From 2007 to present, he has served as the Bren Professor of Biology and Chemistry at the California Institute of Technology, with a principal address of 1200 East California Boulevard, Pasadena, CA 91125, where he has held a number of other roles, including Chair of the Division of Biology & Biological Engineering and Vice Provost.

Name	Current Principal Occupation or Employment and 5-Year Employment History

Paul B. Rothman*	Paul D. Rothman has served as a Director of Merck & Co., Inc. from 2015 to present. He has held the positions of Dean of the Medical Faculty and Vice President for Medicine of Johns Hopkins University from 2012 to present. From 2012 to present, he has also been the Chief Executive Officer of Johns Hopkins Medicine.

Patricia F. Russo*	Patricia F. Russo served as a Director of Schering-Plough Corporation from 1995 until 2009 when the company became Merck & Co., Inc. and has continued to serve as a Director of Merck & Co., Inc. from 2009 to present. From 2015 to present, she has held the position of Non-executive Chairman of Hewlett Packard Enterprise Company, a technology company with a principal address of 6280 America Center Drive, San Jose, CA 95002. She has served as a Director of General Motors Company from 2009 to present, of Hewlett Packard Enterprise Company from 2015 to present, and of KKR Management Inc. from 2011 to present.

Christine E. Seidman*	Christine E. Seidman has served as a Director of Merck & Co., Inc. from 2020 to present. She has been the Thomas W. Smith Professor of Medicine and Genetics at Harvard Medical School/Brigham and Women’s Hospital, with a principal address of 75 Francis Street, Boston, MA, from 2005 to present.

Inge G. Thulin*	Inge G. Thulin has served as a Director of Merck & Co., Inc. from 2018 to present. He was the Executive Chairman of 3M Company, a global technology company with a principal address of 3M Corporate Headquarters, 3M Center St. Paul, MN 55144, from 2018 to 2019. He was previously the Chairman, President and Chief Executive Officer of 3M Company from 2012 to 2018 and a Director of 3M Company from 2012 to 2019. He has served as a Director of Chevron Corporation from 2015 to present.

Kathy J. Warden*	Kathy J. Warden has served as a Director of Merck & Co., Inc. from 2020 to present. She has been the Chairman, Chief Executive Officer and President of Northrop Grumman Corporation, an aerospace and defense technology company, with a principal address of 2980 Fairview Park Drive, Falls Church, VA 22042, from 2019 to present. She has served in various other positions at Northrop Grumman Corporation, including as President and Chief Operating Officer in 2018 and as Corporate Vice President and President, Mission System Section from 2016 to 2017.

Peter C. Wendell*	Peter C. Wendell has served as a Director of Merck & Co., Inc. from 2003 to present. From 1982 to present, he has been a Managing Director of Sierra Ventures, a technology-oriented venture capital firm with a principal address of 1400 Fashion Island Boulevard, Suite 1010, San Mateo, CA 94404. He has also been on the faculty of the Stanford University Graduate School of Business from 1991 to present.

Sanat Chattopahyay	Sanat Chattopahyay has served as Executive Vice President and President, Merck Manufacturing Division of Merck & Co., Inc. from 2016 to present.

Richard R. Deluca, Jr.	Richard R. Deluca, Jr. has served as Executive Vice President and President, Merck Animal Health, Merck & Co., Inc. from 2011 to present.

Cristal N. Downing	Cristal N. Downing has served as Executive Vice President and Chief Communications & Public Affairs Officer of Merck & Co., Inc. since 2021. Prior to that, she served as Vice President and as Senior Director at Johnson & Johnson, with a principal address of One Johnson & Johnson Plaza, New Brunswick, NJ 08933, from 2014 to 2021.

Name	Current Principal Occupation or Employment and 5-Year Employment History

Chirfi Guindo

Chirfi Guindo has served as chief marketing officer for Merck & Co., Inc. From July 2022 to present. From 2017 to 2022, he was Executive Vice President and head of global product strategy and commercialization at Biogen Inc., with a principal address of 14 Cambridge Center, Cambridge, MA 02142.

Michael A. Klobuchar	Michael A. Klobuchar has served as Executive Vice President and Chief Strategy Officer of Merck & Co., Inc. from 2021 to present, and previously served as Senior Vice President, Merck Research Laboratories Finance and Global Project and Alliance Management, and Senior Vice President, Corporate Strategy and Financial Planning, and President, Merck Global Health Innovation Fund.

Dean Y. Li	Dean Y. Li has served as Executive Vice President and President of Merck Research Laboratories since 2021. He also served as Senior Vice President and Vice President in the Translational Medicine and Discovery functions at Merck & Co., Inc. from 2017 to 2021, and, prior to joining Merck, served as the H.A. & Edna Benning Professor of Medicine and Cardiology, chief scientific officer, associate vice president and vice dean at the University of Utah Health System, with a principal address of 50 North Medical Drive, Salt Lake City, UT 84132.

Caroline Litchfield	Caroline Litchfield has served as Executive Vice President and Chief Financial Officer of Merck & Co., Inc. from 2021 to present. She previously served as Senior Vice President, Treasurer and Director of Merck & Co., Inc. from 2019 to 2021. Prior to that, she served as the Senior Vice President, Finance for GHH of Merck & Co., Inc. from 2014 to 2018.

Steven C. Mizell	Steven C. Mizell has served as Executive Vice President and Chief Human Resources Officer of Merck & Co., Inc. from 2018 to present. From 2004 to 2018, he was Executive Vice President and Chief Human Resources Officer of Monsanto Company, an agrochemical and agricultural biotechnology corporation now owned by Bayer AG, with a principal address of 800 N. Lindbergh Blvd., St. Louis, MO 63141.

Jannie Oosthuizen	Jannie Oosthuizen has served as President, Merck Human Health U.S., Merck & Co., Inc. from January 2022 to present, and previously served as President, Global Oncology Marketing in 2021, and as President and Representative Director MSD K.K. Japan from 2016 to 2020.

Joseph Romanelli	Joseph Romanelli has served as President, Human Health International of Merck. & Co., Inc. from July 2022 to present. From 2021 to mid-2022, he served as chief executive officer of JiXing Pharmaceuticals, a China-based biopharmaceutical company, with a principal address of 1266 West Nanjing Road, Jing’an District, Shanghai, 200040, China. Prior to that, he served in a variety of strategic and operational roles with increasing responsibility at Merck & Co., Inc. and Schering-Plough Corporation for 25 years.

Dave Williams	Dave Williams has served as Chief Information and Digital Officer of Merck & Co., Inc. from 2019 to present. Prior to that, he served as Vice President and Chief Information Officer of Merck Animal Health from 2017 to 2019, and as Associate Vice President and Chief Information Officer of Merck Animal Health from 2012 to 2017.

Jennifer L. Zachary	Jennifer L. Zachary has served as the Executive Vice President and General Counsel of Merck & Co., Inc. from 2018 to present. She was previously a Partner at Covington & Burling LLP, a law firm with a principal address of One CityCenter, 850 10th Street NW, Washington D.C. 20001, from 2013 to 2018.

The Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

American Stock Transfer & Trust Co., LLC

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, New York 11219

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other materials may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (877) 750-0666

Banks and Brokers may call collect: (212) 750-5833